SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2021
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Table of Contents

Company Information

Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Equity
1/01/2021 to 6/30/2021	10
1/01/2020 to 6/30/2020	11
Statement of Value Added	12
Comments on the Company’s Performance	13
Notes to the Quarterly Information	23
Comments on the Company’s Projections	83
Other Information Deemed as Relevant by the Company	84
Reports and Statements
Unqualified Reports on Special Review	86
Executive Officers’ Statement on the Financial Statements	87
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Company Data / Capital Breakdown

Number of shares	Current Quarter
(Units)	6/30/2021
Paid-In Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0
PAGE: 1 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2021	12/31/2020
1	Total Assets	50,921,444	50,418,636
1.01	Current Assets	5,661,267	6,440,838
1.01.01	Cash and Cash Equivalents	249,932	396,401
1.01.02	Financial Investments	2,698,856	3,411,146
1.01.02.03	Financial Investments Valued at Amortized Cost	2,698,856	3,411,146
1.01.03	Accounts Receivable	2,415,336	2,372,083
1.01.03.01	Trade Receivables	2,249,036	2,204,029
1.01.03.02	Other Receivables	166,300	168,054
1.01.03.02.01	Related-Party Balances	166,300	168,054
1.01.04	Inventories	108,866	104,848
1.01.06	Recoverable Taxes	43,571	22,672
1.01.06.01	Current Recoverable Taxes	43,571	22,672
1.01.08	Other Current Assets	144,706	133,688
1.01.08.03	Others	144,706	133,688
1.01.08.03.01	Restricted Cash	27,950	35,742
1.01.08.03.20	Other Assets	116,756	97,946
1.02	Noncurrent Asset	45,260,177	43,977,798
1.02.01	Long-Term Assets	9,281,660	9,194,281
1.02.01.04	Accounts Receivable	279,028	246,957
1.02.01.04.01	Trade Receivables	279,028	246,957
1.02.01.09	Receivables from Related Parties	635,385	638,591
1.02.01.09.03	Receivables from Controlling Shareholders	635,385	638,591
1.02.01.10	Other Noncurrent Assets	8,367,247	8,308,733
1.02.01.10.04	Escrow Deposits	146,518	164,942
1.02.01.10.05	Water National Agency – ANA	23,904	26,463
1.02.01.10.06	Contract Asset	8,043,865	7,969,164
1.02.01.10.20	Other Assets	152,960	148,164
1.02.02	Investments	121,882	109,691
1.02.02.01	Equity Interest	75,632	63,417
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	69,533	57,318
1.02.02.01.04	Other Investments	6,099	6,099
1.02.02.02	Investment Properties	46,250	46,274
1.02.03	Property, Plant and Equipment	267,469	268,251
1.02.04	Intangible Assets	35,589,166	34,405,575
1.02.04.01	Intangible Assets	35,589,166	34,405,575
1.02.04.01.01	Concession Contracts	1,186,331	1,218,440
1.02.04.01.02	Program Contracts	17,915,779	17,731,230
1.02.04.01.03	Service Contracts	15,829,277	14,872,604
1.02.04.01.04	Software License of Use	552,088	540,625
1.02.04.01.05	Right of Use	105,691	42,676
PAGE: 2 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2021	12/31/2020
2	Total Liabilities	50,921,444	50,418,636
2.01	Current Liabilities	5,932,223	5,900,130
2.01.01	Labor Liabilities and Pension Plan Obligations	418,131	410,943
2.01.01.01	Pension Plan Obligations	29,854	48,198
2.01.01.02	Labor Liabilities	388,277	362,745
2.01.02	Trade Payables	225,901	263,741
2.01.02.01	National Suppliers	225,901	263,741
2.01.03	Tax Liabilities	258,069	266,819
2.01.03.01	Federal Tax Liabilities	254,599	258,902
2.01.03.01.01	Income Tax and Social Contribution Payable	75,125	69,041
2.01.03.01.02	Pis-Pasep and Cofins Payable	101,102	93,601
2.01.03.01.03	INSS (Social Security Contribution) Payable	38,690	37,599
2.01.03.01.20	Other Federal Taxes	39,682	58,661
2.01.03.03	Municipal Tax Liabilities	3,470	7,917
2.01.04	Borrowings and Financing	3,277,147	3,034,449
2.01.04.01	Borrowings and Financing	1,128,331	1,016,356
2.01.04.01.01	In Local Currency	799,979	656,712
2.01.04.01.02	In Foreign Currency	328,352	359,644
2.01.04.02	Debentures	2,052,651	1,952,670
2.01.04.03	Financing through Lease	96,165	65,423
2.01.05	Other Liabilities	1,027,183	1,163,969
2.01.05.01	Payables to Related Parties	626	626
2.01.05.01.03	Payables to Controlling Shareholders	626	626
2.01.05.02	Others	1,026,557	1,163,343
2.01.05.02.01	Dividends and Interest on Capital Payable	500	231,611
2.01.05.02.04	Services Payable	496,535	453,750
2.01.05.02.05	Refundable Amounts	40,395	40,514
2.01.05.02.06	Program Contract Commitments	140,983	162,541
2.01.05.02.07	Public-Private Partnership (PPP)	146,242	130,207
2.01.05.02.09	Indemnities	6,839	8,969
2.01.05.02.20	Other Liabilities	195,063	135,751
2.01.06	Provisions	725,792	760,209
2.01.06.01	Tax, Social Security, Labor and Civil Provisions	200,927	187,193
2.01.06.01.01	Tax Provisions	27,076	26,281
2.01.06.01.02	Social Security and Labor Provisions	93,810	88,475
2.01.06.01.04	Civil Provisions	80,041	72,437
2.01.06.02	Other Provisions	524,865	573,016
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	18,398	26,299
2.01.06.02.04	Provisions for Customers	145,105	140,093
2.01.06.02.05	Provisions for Suppliers	361,362	406,624
2.02	Noncurrent Liabilities	20,951,983	21,724,802
2.02.01	Borrowings and Financing	13,211,481	14,224,175
2.02.01.01	Borrowings and Financing	8,530,016	9,136,552
2.02.01.01.01	In Local Currency	5,762,150	5,948,334
2.02.01.01.02	In Foreign Currency	2,767,866	3,188,218
2.02.01.02	Debentures	4,243,085	4,678,427
PAGE: 3 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		6/30/2021	12/31/2020
2.02.01.03	Financing through Lease	438,380	409,196
2.02.02	Other Liabilities	6,900,604	6,687,818
2.02.02.02	Others	6,900,604	6,687,818
2.02.02.02.04	Pension Plan Obligations	2,858,777	2,868,594
2.02.02.02.05	Program Contract Commitments	42,029	68,939
2.02.02.02.06	Public-Private Partnership (PPP)	2,966,051	3,045,066
2.02.02.02.07	Indemnities	26,581	27,765
2.02.02.02.08	Labor Liabilities	1,806	1,007
2.02.02.02.09	Deferred Cofins/Pasep	152,600	149,444
2.02.02.02.20	Other Liabilities	852,760	527,003
2.02.03	Deferred Taxes	291,750	320,716
2.02.03.01	Deferred Income Tax and Social Contribution	291,750	320,716
2.02.03.01.01	Deferred Income Tax and Social Contribution	291,750	320,716
2.02.04	Provisions	548,148	492,093
2.02.04.01	Tax, Social Security, Labor and Civil Provisions	278,679	255,030
2.02.04.01.01	Tax Provisions	27,269	30,987
2.02.04.01.02	Social Security and Labor Provisions	244,974	212,902
2.02.04.01.04	Civil Provisions	6,436	11,141
2.02.04.02	Other Provisions	269,469	237,063
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	262,897	223,252
2.02.04.02.04	Provisions for Customers	5,975	10,059
2.02.04.02.05	Provisions for Suppliers	597	3,752
2.03	Equity	24,037,238	22,793,704
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	8,168,330	8,194,706
2.03.04.01	Legal Reserve	1,417,072	1,417,072
2.03.04.08	Additional Dividend Proposed	0	26,376
2.03.04.10	Reserve for Investments	6,751,258	6,751,258
2.03.05	Retained Earnings/Accumulated Losses	1,269,910	0
2.03.06	Equity Valuation Adjustments	-401,002	-401,002
PAGE: 4 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		4/01/2021 to 6/30/2021	1/01/2021 to 6/30/2021	4/01/2020 to 6/30/2020	1/01/2020 to 6/30/2020
3.01	Revenue from Sales and/or Services	4,595,919	9,273,336	4,432,546	8,474,896
3.02	Cost of Sales and/or Services	-3,063,427	-6,111,470	-2,818,900	-5,240,912
3.02.01	Cost of Sales and/or Services	-2,063,521	-4,111,266	-1,822,224	-3,735,471
3.02.02	Construction Costs	-999,906	-2,000,204	-996,676	-1,505,441
3.03	Gross Profit	1,532,492	3,161,866	1,613,646	3,233,984
3.04	Operating Income/Expenses	-633,274	-1,157,663	-421,087	-1,038,397
3.04.01	Selling Expenses	-343,762	-659,607	-308,700	-648,159
3.04.01.01	Selling Expenses	-199,661	-394,455	-191,523	-373,493
3.04.01.02	Allowance for Doubtful Accounts	-144,101	-265,152	-117,177	-274,666
3.04.02	General and Administrative Expenses	-292,774	-520,049	-224,976	-509,155
3.04.04	Other Operating Income	11,954	19,750	30,616	40,655
3.04.04.01	Other Operating Income	15,734	27,935	33,803	44,859
3.04.04.02	Cofins and Pasep	-3,780	-8,185	-3,187	-4,204
3.04.05	Other Operating Expenses	-12,853	-9,972	79,068	71,782
3.04.06	Equity Pickup	4,161	12,215	2,905	6,480
3.05	Income before Financial Result and Taxes	899,218	2,004,203	1,192,559	2,195,587
3.06	Financial Result	248,813	-105,557	-675,468	-2,655,753
3.06.01	Financial Income	93,551	205,009	69,568	169,724
3.06.01.01	Financial Income	99,009	215,434	72,763	176,572
3.06.01.02	Exchange Gains	-854	-407	404	1,628
3.06.01.03	Cofins and Pasep	-4,604	-10,018	-3,599	-8,476
3.06.02	Financial Expenses	155,262	-310,566	-745,036	-2,825,477
3.06.02.01	Financial Expenses	-287,054	-615,303	-242,998	-526,903
3.06.02.02	Exchange Losses	442,316	304,737	-502,038	-2,298,574
3.07	Earnings before Income Taxes	1,148,031	1,898,646	517,091	-460,166
3.08	Income Tax and Social Contribution	-374,979	-628,736	-138,931	180,380
3.08.01	Current	-374,219	-657,702	-107,351	125,373
3.08.02	Deferred	-760	28,966	-31,580	55,007
PAGE: 5 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description		YTD Current	Same Quarter	YTD Previous
		Current Quarter	Year	Previous Year	Year
		4/01/2021 to 6/30/2021	1/01/2021 to 6/30/2021	4/01/2020 to 6/30/2020	1/01/2020 to 6/30/2020
3.09	Net Result from Continued Operations	773,052	1,269,910	378,160	-279,786
3.11	Profit/Loss for the Period	773,052	1,269,910	378,160	-279,786
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	1.13100	1.85793	0.55326	-0.40934
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	1.13100	1.85793	0.55326	-0.40934
PAGE: 6 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		4/01/2021 to 6/30/2021	Year 1/01/2021 to	Previous Year	Year
			6/30/2021	4/01/2020 to 6/30/2020	1/01/2020 to 6/30/2020
4.01	Net Income (Loss) for the Period	773,052	1,269,910	378,160	-279,786
4.03	Comprehensive Income (Loss) for the Period	773,052	1,269,910	378,160	-279,786
PAGE: 7 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flow - Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 6/30/2021	1/01/2020 to 6/30/2020
6.01	Net Cash from Operating Activities	1,973,029	2,874,261
6.01.01	Cash from Operations	3,618,620	3,186,034
6.01.01.01	Profit before Income Tax and Social Contribution	1,898,646	-460,166
6.01.01.02	Provision and Inflation Adjustments on Provisions	111,294	122,039
6.01.01.04	Finance Charges from Customers	-175,324	-438,406
6.01.01.05	Residual Value of Property, Plant and Equipment, Intangible Assets and Investment Properties Written-off	4,961	5,757
6.01.01.06	Depreciation and Amortization	1,095,106	982,115
6.01.01.07	Interest on Borrowings and Financing Payable	290,429	285,680
6.01.01.08	Monetary and Exchange Variations on Borrowings and Financing	-209,361	2,307,083
6.01.01.09	Interest and Monetary Variation Losses	18,805	13,118
6.01.01.10	Interest and Monetary Variation Gains	-51,190	-12,335
6.01.01.11	Allowance for Doubtful Accounts	265,152	274,666
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (PRC)	3,214	1,744
6.01.01.13	Equity Pickup	-12,215	-6,480
6.01.01.14	Interest and Inflation Adjustment PPP	225,623	200,749
6.01.01.15	Others Adjustments	-19,510	-3,263
6.01.01.16	Transfer of Funds to the São Paulo Municipal Government	128,265	114,473
6.01.01.17	Construction Margin over Intangible Assets Resulting from Concession Agreements	-46,005	-35,579
6.01.01.18	Pension Plan Obligations	90,730	115,613
6.01.01.19	Agreement with the Municipality of Mauá	0	-280,774
6.01.02	Changes in Assets and Liabilities	-658,909	56,283
6.01.02.01	Trade Receivables	-167,184	314,234
6.01.02.02	Related-Party Balances and Transactions	25,505	50,217
6.01.02.03	Inventories	-4,018	-14,291
6.01.02.04	Recoverable Taxes	-678,601	-29,017
6.01.02.05	Other Assets	4,763	-76,931
6.01.02.06	Escrow Deposits	30,732	13,164
6.01.02.08	Trade Payables	-242,244	-169,547
6.01.02.09	Salaries, Payroll Charges and Social Contributions	3,974	-14,231
6.01.02.10	Pension Plan Obligations	-100,547	-103,447
6.01.02.11	Taxes and Contributions Payable	665,664	249,381
6.01.02.12	Services Payable	-85,480	-8,412
6.01.02.13	Other Liabilities	-24,973	-1,980
6.01.02.14	Provisions	-89,656	-153,071
6.01.02.15	Deferred Cofins/Pasep	3,156	214
6.01.03	Others	-986,682	-368,056
6.01.03.01	Interest Paid	-312,268	-368,056
6.01.03.02	Income Tax and Social Contribution Paid	-674,414	0
6.02	Net Cash from Investing Activities	-746,901	-1,278,629
6.02.01	Acquisition of Contract Asset and Intangible Assets	-1,472,725	-1,255,386
6.02.02	Acquisition of Property, Plant and Equipment	-12,873	-20,666
6.02.04	Restricted Cash	7,792	-2,577
PAGE: 8 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Cash Flow - Indirect Method

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 6/30/2021	1/01/2020 to 6/30/2020
6.02.07	Financial Investments	730,905	0
6.03	Net Cash from Financing Activities	-1,372,597	-482,437
6.03.01	Funding	141,922	1,718,412
6.03.02	Amortization	-915,804	-968,179
6.03.03	Payment of Interest on Capital	-254,218	-890,051
6.03.04	Public-Private Partnership (PPP)	-288,603	-229,574
6.03.05	Program Contract Commitments	-55,894	-113,045
6.05	Increase (Decrease) in Cash and Cash Equivalents	-146,469	1,113,195
6.05.01	Opening Balance of Cash and Cash Equivalents	396,401	2,253,210
6.05.02	Closing Balance of Cash and Cash Equivalents	249,932	3,366,405
PAGE: 9 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2021 to 6/30/2021

(R$ thousand)

Code	Description	Paid-Up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.03	Restated Opening Balances	15,000,000	0	8,194,706	0	-401,002	22,793,704
5.04	Capital Transactions with Partners	0	0	-26,376	0	0	-26,376
5.04.08	Additional Dividends Approved	0	0	-26,376	0	0	-26,376
5.05	Total Comprehensive Income	0	0	0	1,269,910	0	1,269,910
5.05.01	Net Income (Loss) for the Period	0	0	0	1,269,910	0	1,269,910
5.07	Closing Balances	15,000,000	0	8,168,330	1,269,910	-401,002	24,037,238
PAGE: 10 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Changes in Equity / 1/01/2020 to 6/30/2020

(R$ thousand)

Code	Description	Paid-Up Capital	Capital Reserves, Options Granted and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.03	Restated Opening Balances	15,000,000	0	7,547,954	0	-912,171	21,635,783
5.04	Capital Transactions with Partners	0	0	-80,973	0	0	-80,973
5.04.08	Additional Dividends Approved	0	0	-80,973	0	0	-80,973
5.05	Total Comprehensive Income	0	0	0	-279,786	0	-279,786
5.05.01	Net Income (Loss) for the Period	0	0	0	-279,786	0	-279,786
5.07	Closing Balances	15,000,000	0	7,466,981	-279,786	-912,171	21,275,024
PAGE: 11 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Parent Company’s Financial Statements / Statement of Added Value

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		1/01/2021 to 6/30/2021	1/01/2020 to 6/30/2020
7.01	Revenue	9,627,425	8,777,703
7.01.01	Goods, Products and Services Sold	7,818,433	7,466,490
7.01.02	Other Revenue	27,935	44,859
7.01.03	Revenue from Construction of Own Assets	2,046,209	1,541,020
7.01.04	Allowance for/Reversal of Doubtful Accounts	-265,152	-274,666
7.02	Inputs Acquired from Third Parties	-4,335,152	-3,551,164
7.02.01	Costs of Goods, Products and Services Sold	-3,742,958	-3,083,956
7.02.02	Materials, Electricity, Outsourced Services and Others	-582,222	-538,990
7.02.04	Others	-9,972	71,782
7.03	Gross Value Added	5,292,273	5,226,539
7.04	Retentions	-1,095,106	-982,115
7.04.01	Depreciation, Amortization and Depletion	-1,095,106	-982,115
7.05	Net Added Value Produced	4,197,167	4,244,424
7.06	Wealth Received in Transfer	227,242	184,680
7.06.01	Equity Pickup	12,215	6,480
7.06.02	Financial Income	215,027	178,200
7.07	Total Value Added to Distribute	4,424,409	4,429,104
7.08	Value Added Distribution	4,424,409	4,429,104
7.08.01	Personnel	1,167,600	1,211,122
7.08.01.01	Salaries and Wages	832,169	858,114
7.08.01.02	Benefits	272,709	288,725
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	62,722	64,283
7.08.02	Taxes and Contributions	1,543,193	664,202
7.08.02.01	Federal	1,425,880	564,074
7.08.02.02	State	85,725	73,562
7.08.02.03	Municipal	31,588	26,566
7.08.03	Value Distributed to Providers of Capital	443,706	2,833,566
7.08.03.01	Interest	432,564	2,825,476
7.08.03.02	Rental	11,142	8,090
7.08.04	Value Distributed to Shareholders	1,269,910	-279,786
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	1,269,910	-279,786
PAGE: 12 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

1.	Highlights

The Company recorded a net income of R$ 773.1 million in 2Q21, compared to the R$ 378.2 million reported in 2Q20, an increase of R$ 394.9 million (+104.4%).

Adjusted EBITDA totaled R$ 1,453.2 million, a decrease of R$ 128.2 million from the R$ 1,581.4 million reported in 2Q20 (-8.1%).

The main factors were:

(a)	Operations in the municipality of Mauá

In June 2020, the Company executed an agreement with the municipality of Mauá, starting operations in November. The impact of the agreement on 2Q20 was R$ 195.0 million in the revenue from sanitation services and a reversal of R$ 85.9 million in expenses, resulting in a negative variation of R$ 256.7 million year-over-year in 2Q21, as shown in the following table:

Impacts of Mauá (R$ million)			Var.
	2Q21	2Q20	R$
Revenue - Wholesale(1)	-	195.0	(195.0)
Revenue - Retail(2)	24.2	-	24.2
(=) Total revenue from sanitation services	24.2	195.0	(170.8)
Cofins and Pasep	(1.9)	(13.3)	11.3
(=) Net Revenue	22.3	181.7	(159.5)
Costs and expenses (3)	(11.3)	85.9	(97.2)
Total Costs and Expenses	(11.3)	85.9	(97.2)
(=) Net effect	11.0	267.6	(256.7)
(1)	Non-recurring revenue in 2Q20 from the formalization of the agreement.
(2)	Revenue referring to billing from retail operations.
(3)	Costs and expenses related to the operation (excludes indirect costs and expenses). Non-recurring reversal of estimated losses with asset compensation in 2Q20, due to the formalization of the agreement.

(b)	Effects of economic instability worsened by the COVID-19 pandemic

The economic instability, worsened by the COVID-19 pandemic, led to a strong appreciation of the U.S. dollar and Yen against the Brazilian real in 2Q20, significantly affecting the financial expenses on international borrowings and financing. In 2Q21, the revenue with exchange variations on borrowings and financing totaled R$ 442.3 million, resulting in a positive variation of R$ 944.3 million over the R$ 502.0 million expense reported in 2Q20.

In addition, the delinquency level was higher in 2Q21, increasing the allowance for doubtful accounts by R$ 26.9 million.

(c)	Reduction of foreign currency exposure

On April 28, 2020, the Company completed the debt conversion with the Inter-American Development Bank (IDB), from US$ 494.6 million to R$ 2,810.9 million, to reduce foreign currency exposure.

On September 30, 2020, the early amortization of the Eurobonds maturing in December 2020, of R$ 1,910.1 million
(US$ 350.0 million) was carried out.

The dollar-denominated debt fell by 68.9%, from US$ 515.4 million on June 30, 2020 to US$ 160.4 million on June 30, 2021, mainly as a result of the above-mentioned actions.

Debt denominated in foreign currency accounted for 18.8% in June 2021 (34.4% in June 2020).

PAGE: 13 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

(d)	Agreement with Companhia de Saneamento de Alagoas (CASAL) in 2Q20

In 2Q20, the Company executed an agreement with CASAL. The effects of the agreement had a positive impact of
R$ 33.1 million on the 2Q20 result.

2.	Financial Highlights

R$ million

			Var.				Var.
	2Q21	2Q20	R$	%	1H21	1H20	R$	%
Revenue from sanitation services	3,881.2	3,662.6	218.6	6.0	7,818.4	7,466.5	351.9	4.7
Construction revenue	1,022.9	1,019.6	3.3	0.3	2,046.2	1,541.0	505.2	32.8
COFINS and PASEP/TRCF taxes	(308.2)	(249.7)	(58.5)	23.4	(591.3)	(532.6)	(58.7)	11.0
(=) Net operating revenue	4,595.9	4,432.5	163.4	3.7	9,273.3	8,474.9	798.4	9.4
Costs and expenses	(2,700.1)	(2,355.9)	(344.2)	14.6	(5,290.9)	(4,892.8)	(398.1)	8.1
Construction costs	(999.9)	(996.7)	(3.2)	0.3	(2,000.2)	(1,505.4)	(494.8)	32.9
Equity pickup	4.2	3.0	1.2	40.0	12.2	6.5	5.7	87.7
Other operating revenues (expenses), net	(0.9)	109.7	(110.6)	(100.8)	9.8	112.4	(102.6)	(91.3)
(=) Earnings before financial result, income tax and social contribution	899.2	1,192.6	(293.4)	(24.6)	2,004.2	2,195.6	(191.4)	(8.7)
Financial result	248.8	(675.5)	924.3	(136.8)	(105.6)	(2,655.8)	2,550.2	(96.0)
(=) Earnings before income tax and social contribution	1,148.0	517.1	630.9	122.0	1,898.6	(460.2)	2,358.8	(512.6)
Income tax and social contribution	(374.9)	(138.9)	(236.0)	169.9	(628.7)	180.4	(809.1)	(448.5)
(=) Net income/(loss)	773.1	378.2	394.9	104.4	1,269.9	(279.8)	1,549.7	(553.9)
Earnings (loss) per share (R$)*	1.13	0.55			1.86	(0.41)

(*) Number of shares = 683,509,869

Adjusted EBITDA Reconciliation (Non-accounting measures)

R$ million

			Var.				Var.
	2Q21	2Q20	R$	%	1H21	1H20	R$	%
Net income (loss)	773.1	378.2	394.9	104.4	1,269.9	(279.8)	1,549.7	(553.9)
Income tax and social contribution	374.9	138.9	236.0	169.9	628.7	(180.4)	809.1	(448.5)
Financial result	(248.8)	675.5	(924.3)	(136.8)	105.6	2,655.8	(2,550.2)	(96.0)
Other operating revenues (expenses), net	0.9	(109.7)	110.6	(100.8)	(9.8)	(112.4)	102.6	(91.3)
(=) Adjusted EBIT*	900.1	1,082.9	(182.8)	(16.9)	1,994.4	2,083.2	(88.8)	(4.3)
Depreciation and amortization	553.1	498.5	54.6	11.0	1,095.0	982.0	113.0	11.5
(=) Adjusted EBITDA**	1,453.2	1,581.4	(128.2)	(8.1)	3,089.4	3,065.2	24.2	0.8
(%) Adjusted EBITDA margin	31.6	35.7			33.3	36.2

* Adjusted EBIT corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; and (iii) income tax and social contribution.

** Adjusted EBITDA corresponds to net income before: (i) other operating revenues (expenses), net; (ii) financial result; (iii) income tax and social contribution; and (iv) depreciation and amortization expenses.

The net operating revenue, which considers construction revenue, totaled R$ 4,595.9 million in 2Q21, up by 3.7% over 2Q20.

Costs and expenses, which consider construction costs, totaled R$ 3,700.0 million, up by 10.4% over 2Q20.

Adjusted EBIT, of R$ 900.1 million, fell by 16.9% from the R$ 1,082.9 million recorded in 2Q20.

Adjusted EBITDA, of R$ 1,453.2 million, fell by 8.1% from the R$ 1,581.4 million recorded in 2Q20 (R$ 6,446.1 million in the last 12 months).

PAGE: 14 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Adjusted EBITDA margin reached 31.6% in 2Q21, compared to 35.7% in 2Q20 (34.7% in the last 12 months).

Excluding the effects of revenue and construction costs, the adjusted EBITDA margin reached 40.0% in 2Q21, compared to 45.7% in 2Q20 (44.2% in the last 12 months).

The Company recorded a net income of R$ 773.1 million in 2Q21, compared to R$ 378.2 million in 2Q20.

3.	Revenue from sanitation services

The gross operating revenue from sanitation services, which excludes construction revenue, totaled R$ 3,881.2 million in 2Q21, an increase of R$ 218.6 million, or 6.0%, over the R$ 3,662.6 million recorded in 2Q20.

The main factors that led to this increase were:

•	Average tariff adjustment of 7.0% since May 2021, with an impact of approximately 1.7%;
•	Tariff adjustment of 3.4% since August 2020;
•	Increase of 1.6% in total billed volume; and
•	Increase of R$ 62.8 million in revenue from customers in the “Residential Social” and “Residential Favela” categories, due to the exemption from payment to these categories in 2Q20.

The above-mentioned effects were mitigated by the R$ 170.8 million decrease from the non-recurring effects of the formalization of the agreement with the municipality of Mauá on the 2Q20 revenue.

4.	Construction revenue

The construction revenue increased R$ 3.3 million in 2Q21, or 0.3%, as investments remained in line with those of 2Q20.

PAGE: 15 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

5.	Billed volume

The following tables show the water and sewage billed volume, on a quarter-on-quarter and year-over-year basis, per customer category and region. The Mauá volumes and the exemption of the “Residential Social” and “Residential Favela” categories are presented individually.

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY - million m3
	Water			Sewage			Water + Sewage
Category	2Q21	2Q20	Var. %	2Q21	2Q20	Var. %	2Q21	2Q20	Var. %
Residential	463.5	432.9	7.1	406.5	378.6	7.4	870.0	811.5	7.2
Commercial	39.7	37.5	5.9	38.0	35.2	8.0	77.7	72.7	6.9
Industrial	8.4	7.0	20.0	9.3	8.3	12.0	17.7	15.3	15.7
Public	8.3	8.9	(6.7)	7.4	7.9	(6.3)	15.7	16.8	(6.5)
Total retail	519.9	486.3	6.9	461.2	430.0	7.3	981.1	916.3	7.1
Wholesale (3)	12.5	12.5	-	3.7	3.5	5.7	16.2	16.0	1.3
Subtotal	532.4	498.8	6.7	464.9	433.5	7.2	997.3	932.3	7.0
Mauá (4)	5.4	9.2	(41.3)	-	-	-	5.4	9.2	(41.3)
Residential Social/Favela (5)	-	25.9	-	-	19.1	-	-	45.0	-
Total	537.8	533.9	0.7	464.9	452.6	2.7	1,002.7	986.5	1.6
	Water			Sewage			Water + Sewage
Category	1H21	1H20	Var. %	1H21	1H20	Var. %	1H21	1H20	Var. %
Residential	936.6	884.1	5.9	817.5	769.3	6.3	1,754.1	1,653.4	6.1
Commercial	81.0	82.3	(1.6)	77.0	78.8	(2.3)	158.0	161.1	(1.9)
Industrial	16.7	15.2	9.9	17.9	18.3	(2.2)	34.6	33.5	3.3
Public	17.1	19.4	(11.9)	15.1	17.3	(12.7)	32.2	36.7	(12.3)
Total retail	1,051.4	1,001.0	5.0	927.5	883.7	5.0	1,978.9	1,884.7	5.0
Wholesale (3)	25.7	24.7	4.0	7.6	7.4	2.7	33.3	32.1	3.7
Subtotal	1,077.1	1,025.7	5.0	935.1	891.1	4.9	2,012.2	1,916.8	5.0
Mauá (4)	11.1	18.1	(38.7)	-	-	-	11.1	18.1	(38.7)
Residential Social/Favela (5)	-	28.5	-	-	21.0	-	-	49.5
Total	1,088.2	1,072.3	1.5	935.1	912.1	2.5	2,023.3	1,984.4	2.0
WATER AND SEWAGE BILLED VOLUME(1) PER REGION - million m3
	Water			Sewage			Water + Sewage
Region	2Q21	2Q20	Var. %	2Q21	2Q20	Var. %	2Q21	2Q20	Var. %
Metropolitan	357.5	320.4	11.6	318.5	284.7	11.9	676.0	605.1	11.7
Regional (2)	162.4	165.9	(2.1)	142.7	145.3	(1.8)	305.1	311.2	(2.0)
Total retail	519.9	486.3	6.9	461.2	430.0	7.3	981.1	916.3	7.1
Wholesale (3)	12.5	12.5	-	3.7	3.5	5.7	16.2	16.0	1.3
Subtotal	532.4	498.8	6.7	464.9	433.5	7.2	997.3	932.3	7.0
Mauá (4)	5.4	9.2	(41.3)	-	-	-	5.4	9.2	(41.3)
Residential Social/Favela (5)	-	25.9	-	-	19.1	-	-	45.0	-
Total	537.8	533.9	0.7	464.9	452.6	2.7	1,002.7	986.5	1.6
	Water			Sewage			Water + Sewage
Region	1H21	1H20	Var. %	1H21	1H20	Var. %	1H21	1H20	Var. %
Metropolitan	711.3	663.1	7.3	629.8	587.6	7.2	1,341.1	1,250.7	7.2
Regional (2)	340.1	337.9	0.7	297.7	296.1	0.5	637.8	634.0	0.6
Total retail	1,051.4	1,001.0	5.0	927.5	883.7	5.0	1,978.9	1,884.7	5.0
Wholesale (3)	25.7	24.7	4.0	7.6	7.4	2.7	33.3	32.1	3.7
Subtotal	1,077.1	1,025.7	5.0	935.1	891.1	4.9	2,012.2	1,916.8	5.0
Mauá (4)	11.1	18.1	(38.7)	-	-	-	11.1	18.1	(38.7)
Residential Social/Favela (5)	-	28.5	-	-	21.0	-	-	49.5	-
Total	1,088.2	1,072.3	1.5	935.1	912.1	2.5	2,023.3	1,984.4	2.0

(1)	Not reviewed by external auditors
(2)	Including coastal and interior regions
(3)	Wholesale includes volumes of reuse water and non-domestic sewage
(4)	Billed volume in the retail segment in 2Q21/1H21 and the wholesale segment in 2Q20/1H20
(5)	Volume exempt of payment in 2Q20/1H20
PAGE: 16 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

6.	Costs, administrative & selling expenses and construction costs

Costs, administrative and selling expenses and construction costs increased R$ 347.4 million in 2Q21 (+10.4%). Excluding construction costs, the increase was R$ 344.2 million (+14.6%). Costs, administrative and selling expenses and construction costs as a percentage of net revenue were 80.5% in 2Q21, compared to 75.6% in 2Q20.

R$ million

			Var.				Var.
	2Q21	2Q20	R$	%	1H21	1H20	R$	%
Salaries and payroll charges and Pension plan obligations	678.3	658.3	20.0	3.0	1,299.8	1,336.1	(36.3)	(2.7)
General supplies	78.0	57.5	20.5	35.7	146.3	123.2	23.1	18.8
Treatment supplies	82.3	81.2	1.1	1.4	181.3	175.0	6.3	3.6
Services	480.2	442.0	38.2	8.6	984.1	866.1	118.0	13.6
Electricity	340.7	278.5	62.2	22.3	699.6	605.0	94.6	15.6
General expenses	325.7	204.5	121.2	59.3	584.6	496.9	87.7	17.6
Tax expenses	17.7	18.2	(0.5)	(2.7)	35.0	33.7	1.3	3.9
Subtotal	2,002.9	1,740.2	262.7	15.1	3,930.7	3,636.0	294.7	8.1
Depreciation and amortization	553.1	498.5	54.6	11.0	1,095.0	982.0	113.0	11.5
Allowance for doubtful accounts	144.1	117.2	26.9	23.0	265.3	274.8	(9.5)	(3.5)
Subtotal	697.2	615.7	81.5	13.2	1,360.3	1,256.8	103.5	8.2
Costs, administrative and selling expenses	2,700.1	2,355.9	344.2	14.6	5,291.0	4,892.8	398.2	8.1
Construction costs	999.9	996.7	3.2	0.3	2,000.2	1,505.4	494.8	32.9
Costs, adm & selling expenses and construction costs	3,700.0	3,352.6	347.4	10.4	7,291.2	6,398.2	893.0	14.0
% of net revenue	80.5	75.6			78.6	75.5

Salaries and payroll charges and Pension plan obligations

The R$ 20.0 million increase (+3.0%) recorded in 2Q21 was due to:

•	R$ 16.9 million in healthcare expenses, mainly because of lower demand for medical services in 2Q20, because of the social distancing measures adopted as a way to control the COVID- 19 pandemic; and
•	R$ 11.5 million, mainly from the 7.8% salary adjustment in May 2021, partially offset by the 8.8% decline in the number of employees dismissed from the Knowledge Retention Program.

The increases above were partially offset by the R$ 12.7 million decrease in pension plans, due to changes in the actuarial assumptions.

General supplies

The R$ 20.5 million increase (+35.7%) mainly resulted from: (i) R$ 11.1 million with maintenance of water and sewage connections and networks; and (ii) R$ 4.2 million with maintenance of water and sewage systems.

Services

Service expenses totaled R$ 480.2 million, an increase of R$ 38.2 million (+8.6%) over the R$ 442.0 million recorded in 2Q20. The main increases were:

•	R$ 13.7 million in technical services, especially computer technical support;
•	R$ 12.4 million with maintenance of water and sewage systems;
•	R$ 6.4 million with customer services; and
•	R$ 4.8 million with employees assigned by the municipalities of Mauá and Guarulhos.
PAGE: 17 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Electricity

Electricity expenses totaled R$ 340.7 million in 2Q21, an increase of R$ 62.2 million (+22.3%) over the R$ 278.5 million recorded in 2Q20. The Free Market Tariffs (ACL) accounted for 51.0% of total expenses in 2Q21 (48.9% in 2Q20) while the Regulated Market Tariffs (ACR) accounted for 49.0% (51.1% in 2Q20).

The main factors that contributed to this variation were:

•	Average decrease of 2.2% in ACL prices (includes Grid Market Tariffs - TUSD), with a 15.2% rise in consumption; and
•	Average increase of 13.4% in ACR tariffs, with a 5.3% rise in consumption.

General expenses

General expenses totaled R$ 325.7 million in 2Q21, an increase of R$ 121.2 million (+59.3%) over the R$ 204.5 million recorded in 2Q20, mainly due to:

•	Higher expenses with lawsuits in 2Q21, of R$ 55.7 million;
•	Higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 26.0 million, resulting from an increase in revenue and in the number of municipalities with future transfers; and
•	Non-recurring reversal of provision, of R$ 12.5 million in 2Q20, from the execution of the agreement with CASAL.

Depreciation and amortization

The R$ 54.6 million increase (+11.0%) was due to beginning of operations of intangible assets, totaling R$ 4.4 billion.

Allowance for doubtful accounts

Increase of R$ 26.9 million (+23.0%), due to the higher provisioning resulting from the increase in the level of delinquency in 2Q21.

Other operating income (expenses), net

Other net operating income and expenses fell by R$ 110.6 million, due to the following 2Q20 non-recurring effects: (i) reversal of estimated losses with indemnification of assets in the municipality of Mauá, of R$ 85.9 million; and (ii) revenue of R$ 20.6 million, due to the execution of an agreement with – CASAL.

7.	Financial result

R$ million

Var.
2Q21	2Q20	R$	%

Financial expenses, net of income	(134.9)	(173.0)	38.1	(22.0)
Net monetary and exchange variation	383.7	(502.5)	886.2	(176.4)
Financial Result	248.8	(675.5)	924.3	(136.8)
PAGE: 18 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Financial expenses, net of income

R$ million

Var.
2Q21	2Q20	R$	%

Financial expenses

Interest and charges on domestic borrowings and financing	(106.6)	(89.3)	(17.3)	19.4
Interest and charges on international borrowings and financing	(10.4)	(35.2)	24.8	(70.5)
Other financial expenses	(74.8)	(94.3)	19.5	(20.7)
Total financial expenses	(191.8)	(218.8)	27.0	(12.3)
Financial income	56.9	45.8	11.1	24.2
Financial expenses, net of income	(134.9)	(173.0)	38.1	(22.0)

The main impacts in “financial expenses, net of income” result from:

•	Increase of R$ 17.3 million in interest and charges on domestic borrowings and financing, mainly due to a R$ 15.4 million increase in interest on debentures, especially the proceeds of the 26th and 27th issues;
•	Decrease of R$ 24.8 million in interest and charges on international borrowings and financing, mostly due to the following events that occurred in 2020: (i) amortization of Eurobonds, leading to a decrease of R$ 26.8 million; and (ii) debt exchange with IDB, from US$ 494.6 million to R$ 2,810.9 million, with an effect of R$ 4.4 million; and
•	Decrease of R$ 19.5 million in other financial expenses, mostly due to lower recognition of interest on lawsuits, of R$ 8.5 million, and on receivables from the municipality of São Paulo, of R$ 6.1 million.

Monetary and exchange variation, net

R$ million

Var.
2Q21	2Q20	R$	%

Monetary and exchange variation on liabilities

Monetary variation on borrowings and financing	(43.0)	10.1	(53.1)	(525.7)
Exchange variation on borrowings and financing	442.3	(502.0)	944.3	(188.1)
Other monetary variations	(52.2)	(34.3)	(17.9)	52.2
Total monetary and exchange variations on liabilities	347.1	(526.2)	873.3	(166.0)
Monetary and exchange variation on assets	36.6	23.7	12.9	54.4
Monetary and exchange variation, net	383.7	(502.5)	886.2	(176.4)

The effect of net monetary and exchange variations totaled R$ 886.2 million in 2Q21, lower than the amounts reported in 2Q20, especially due to:

•	R$ 53.1 million increase in the monetary variation on borrowings and financing, mainly due to the proceeds of the 26th debenture issue and the increase in the IPCA;
•	Decrease of R$ 944.3 million in exchange variations on borrowings and financing, due to: (i) depreciation of the U.S. dollar and Yen against the Brazilian real in 2Q21 (12.2% and 12.6%, respectively), compared to the 2Q20 appreciation (5.3% and 5.1%, respectively); (ii) debt exchange with IDB in 2020, from US$ 494.6 million to R$ 2,810.9 million; and (iii) amortization of Eurobonds in 2020, of R$ 1,910.1 million (US$ 350.0 million);
•	Increase of R$ 17.9 million in other monetary variations, due to: (i) higher monetary variations on lawsuits, of R$ 10.9 million; and (ii) higher monetary variation
PAGE: 19 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

on the agreement with Empresa Metropolitana de Águas e Energia (EMAE), of R$ 4.7 million, resulting from an increase in the IPCA; and

•	Increase of R$ 12.9 million in monetary and exchange variation gains, due to higher adjustments on agreements and escrow deposits, caused by the increase in the IPCA.

8.	Income tax and social contribution

In 2Q21, the R$ 236.0 million increase was due to higher taxable income, highlighting:

•	Lower expenses with exchange variation, of R$ 944.3 million; and
•	Higher net operating revenue, excluding the effect of the construction revenue, of R$ 160.1 million.

The effects above mentioned were mitigated by higher costs and expenses, especially general expenses (R$ 121.2 million), electricity (R$ 62.2 million), and depreciation and amortization (R$ 54.6 million).

9.	Indicators
a)	Operating

Operating Indicators(*)	2Q21	2Q20%
Water connections (1)	10,174	10,022	1.5
Sewage connections (1)	8,608	8,426	2.2
Population directly served - water (2)	27.6	27.2	1.5
Population directly served - sewage (2)	24.5	24.0	2.1
Number of employees	12,667	13,792	(8.2)

(1) Total connections, active and inactive, in thousand units at the end of the period. Excludes Mauá

(2) In million inhabitants, at the end of the period. Excludes wholesale supply and Mauá

(*) Not reviewed by external auditors

b)	Economic

Economic Variables at the Close of the Quarter (*)	2Q21	2Q20
Amplified Consumer Price Index (1)	1.68	(0.43)
National Consumer Price Index (1)	1.95	(0.18)
Consumer Price Index (1)	1.67	(0.15)
Interbank Deposit Certificate (2)	4.15	2.15
U.S. DOLLAR (3)	5.0022	5.4760
YEN (3)	0.04505	0.05081

(1) Accrued in the quarter (%)

(2) Quarterly rate on the last day

(3) Ptax sale rate on the last day

(*) Not reviewed by external auditors

PAGE: 20 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

10.	Borrowings and financing

To meet its capital needs, on July 16, 2021, the Company held the 28th debenture issue of R$ 1.2 billion maturing in July 2028, in three series: (i) the first, of R$ 127.8 million, yielding CDI + 1.20% p.a., (ii) the second, of R$ 888.2 million, yielding CDI + 1.44% p.a., and (iii) the third, of R$ 184.0 million, yielding CDI + 1.60% p.a.

(R$ thousand)

DEBT PROFILE
INSTITUTION Local currency Debentures	2021 1,521,488	2022 588,241	2023 687,467	2024 925,030	2025 491,488	2026 383,807	2027 onwards 1,698,215	TOTAL 6,295,736	% of total 37
Brazilian Federal Savings Bank	46,860	97,413	91,691	90,804	96,486	102,525	927,417	1,453,196	9
BNDES	89,531	179,062	172,323	165,668	145,490	135,671	397,671	1,285,416	8
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,618,530	2,615,949	16
IDB INVEST	44,815	89,630	89,630	89,630	89,630	89,630	450,243	943,208	5
Lease (Concession Agreements, Program Contracts and Contract Asset)	34,940	35,911	38,411	41,810	38,687	28,290	196,405	414,454	3
Leases (others)	33,385	49,504	23,424	7,630	5,068	1,080	-	120,091	1
Others	2,019	4,038	3,977	1,757	1,610	-	-	13,401	0
Interest and other charges	250,959	-	-	-	-	-	-	250,959	2
Total in local currency	2,114,671	1,225,148	1,288,272	1,503,678	1,049,808	922,352	5,288,481	13,392,410	81
Foreign currency
IDB	25,707	51,413	51,413	51,413	53,921	5,016	77,439	316,322	2
IBRD	15,206	30,412	30,412	30,412	30,412	30,412	225,341	392,607	2
JICA	95,370	190,739	190,739	190,739	190,739	190,739	1,244,756	2,293,821	15
IDB 1983AB	-	38,478	37,680	-	-	-	-	76,158	0
Interest and other charges	17,310	-	-	-	-	-	-	17,310	0
Total in foreign currency	153,593	311,042	310,244	272,564	275,072	226,167	1,547,536	3,096,218	19

TOTAL	2,268,264	1,536,190	1,598,516	1,776,242	1,324,880	1,148,519	6,836,017	16,488,628	100

Covenants

The table below shows the most restrictive clauses in 2Q21:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
(1)	“Other Onerous Debt” correspond to the sum of social security obligations, healthcare plan, installment payment of tax debts and installment payment of debts with the electricity supplier.

PAGE: 21 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

As of June 30, 2021, the Company had met the requirements set forth by its borrowing and financing agreements.

11.	CAPEX

Investments totaled R$ 1,189.2 million in 2Q21. Cash disbursed in 2Q21 referring to the Company’s historical investments totaled R$ 826.3 million.

The table below shows investments broken down by water, sewage, and region:

R$ million

Investments	Water	Sewage	Total
Metropolitan Region	305.8	571.3	877.1
Regional Systems	152.6	159.5	312.1
Total	458.4	730.8	1,189.2

PAGE: 22 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo ("SABESP" or the "Company") is a mixed-capital company headquartered in the municipality São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900, controlled by the São Paulo State. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling, and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of June 30, 2021, the Company operated water and sewage services in 375 municipalities of the São Paulo State, 342 have already signed contracts, according to Law 11,445/2007. Most of these municipalities’ operations are based on 30-year concession, program and service contracts, except for the municipalities of Guarulhos, Mauá, Santo André, São Bernardo do Campo, São João da Boa Vista, and Tejupá, which have a 40-year term.

The table below shows a summary of the contractual situation of the municipalities served:

	June 30, 2021	December 31, 2020	June 30, 2020

Total municipalities that have already signed contracts	342	342	341
Balance – intangible and contract assets	40,935,847	39,440,568	38,369,843
Percentage of intangible and contract assets	93.82%	93.08%	93.46%
Revenue from sanitation services (excluding construction revenue)	7,439,706	14,406,803	6,913,492
Percentage of revenue from sanitation services (excluding construction revenue)	95.16%	95.05%	92.59%

Municipalities with expired contracts:	8	8	8
Balance – intangible and contract assets	216,167	264,931	214,050
Percentage of intangible and contract assets	0.50%	0.63%	0.52%
Revenue from sanitation services (excluding construction revenue)	19,556	39,088	18,892
Percentage of revenue from sanitation services (excluding construction revenue)	0.25%	0.26%	0.25%
PAGE: 23 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	June 30, 2021	December 31, 2020	June 30, 2021

Municipalities with concession agreements due by 2030:	25	25	26
Balance – intangible and contract assets	1,148,988	1,436,529	1,184,831
Percentage of intangible and contract assets	2.63%	3.39%	2.89%
Revenue from sanitation services (excluding construction revenue)	299,480	597,483	283,603
Percentage of revenue from sanitation services (excluding construction revenue)	3.83%	3.94%	3.80%
Municipality of São Paulo:
Percentage of intangible and contract assets	42.71%	37.94%	42.30%
Percentage of revenue from sanitation services (excluding construction revenue)	44.59%	44.58%	43.94%

The Company's shares have been listed in the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as American Depositary Receipts (“ADRs”) Level III, under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, and Paulista Geradora de Energia. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting vote in certain issues jointly with associates, indicating the shared control in the management of investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

Economic instability worsened by COVID-19

The global economic instability worsened with the outbreak of a new coronavirus in early 2020, which was considered pandemic by the World Health Organization (WHO). Accordingly, SABESP has been taking several measures to ensure the continuity and quality of the services provided to the population, which have become even more essential. It is worth noting that any interruption in water supply by a basic sanitation company may compromise compliance with WHO’s recommendations for everyone to keep good hygiene habits, such as washing hands correctly and more frequently.

The Company implemented several preventive measures so that its employees are not exposed to situations of risks, such as: (i) employees from the administrative sectors (especially) and those with more than 60 years of age are working under a remote system; (ii) restriction of domestic and international trips; (iii) anticipation of the influenza and pneumonia vaccination campaigns; (iv) closing of all branches that assist the public, concentrating services in the digital channels to protect customers and employees; among others.

Some of the economic and financial consequences arising from the COVID-19 pandemic include the following effects:

(i)	high exchange rate volatility;
(ii)	recovery of part of the volume billed in the public, commercial, and industrial categories that have higher average tariffs, and application of tariff adjustments in August 2020 and May 2021, leading to an increase in revenues with customers in these categories in an estimated amount of R$ 248.5 million from April to June 2021, and R$ 118.4 million from January to June 2021, when compared to the same periods of 2020;

PAGE: 24 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(iii)	increase in revenues from residential customers in an estimated amount of R$ 208.0 million from April to June 2021, and R$ 415.5 million from January to June 2021, when compared to the same periods of 2020;
(iv)	R$ 62.9 million increase in revenues from April to June 2021, and R$ 89.7 million from January to June 2021, when compared to the same periods in 2020, due to the billing of customers in the Residential Social and Residential Favela categories, who were exempt from paying water and sewage tariffs;
(v)	increase in delinquency and in the expectation of higher future losses of customers in the private and commercial/industrial categories, leading to a provisioning of estimated losses of R$ 144.1 million from April to June 2021 (R$ 117.2 from April to June 2020) and R$ 265.2 million from January to June 2021 (R$ 274.7 million from January to June 2020);

The payment of 50% of the Regulation, Control and Oversight Fee (TRCF), totaling R$ 24.0 million, was postponed from May to December 2020, for settlement in 24 installments beginning January 2021, of which R$ 3,003 was paid from April to June 2021, and R$ 6,006 from January to June 2021.

Management expects that the financial funds raised with the gradual recovery of the economic activities, improved water security from the works carried out, generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

New Legal Sanitation Framework

On July 15, 2020, the Brazilian President sanctioned Federal Law 14,026/2020, known as New Legal Framework for Basic Sanitation. The new law expands competition in the sector by extinguishing program contracts, encourages the region-wise provision of services to promote economies of scale, and provides for strengthening the service regulation.

Additionally, the New Legal Framework imposes performance goals to reach 99% of the population served with drinking water and 90% with sewage collection and treatment by December 31, 2033, encouraging operators to increase efficiency. The new Law also granted the National Water Agency (ANA) with power to edit reference rules to regulate sanitation services, aiming to standardize the operation of the regulatory agencies and minimize regulatory uncertainties, thus creating a more stable and attractive environment for investments in the sector.

Last May 31, Federal Decree 10,710 was published, regulating article 10-B of Law 11,445/2007, establishing the methodology for proving the economic and financial capacity of public providers of drinking water supply and sewage services, to make it possible the compliance with the universalization goals by 2033. Said regulation determines economic and financial evaluation metrics on service providers to prove their ability to make investments within the intended deadlines, as well as several conditions for current contracts to be considered regular. Any adjustments to them should be made by March 31, 2022, in line with paragraph 1 of article 11-B of the new law.

In this new context, the Company understands it is important to highlight that: i) it has contracts that already include goals that meet or even anticipate those defined by the New Legal Framework; ii) it has access to public capital and the private capital market due to its sound reputation, favoring the maintenance and/or expansion of its operated base and compliance with the universalization of services within the deadline established by the new law; iii) it has high governance level; and iv) it has current contracts with the granting authority that ensure 95% of revenue.

Approvals

The interim information was approved by the Board of Directors on August 12, 2021.

PAGE: 25 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

2	Basis of preparation and presentation of the quarterly information

Presentation of the Interim Financial Information

The interim financial information as of June 30, 2021, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR and they are fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this interim information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements, in cases of redundant information already disclosed in the Annual Financial Statements. The interim information for June 30, 2021, therefore, does not include all the notes and reporting required by the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2020, prepared pursuant to the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and pursuant to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this interim financial information, the notes below were either not presented or are not as detailed as those in the annual financial statements (according to numerical references):

i.	Summary of significant accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Employees benefits (Note 21);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the interim financial information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes are in thousands of Brazilian reais, unless otherwise stated.

3	Summary of significant accounting policies

The accounting policies used in the preparation of the interim financial information of June 30, 2021 are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2020, disclosed on Note 3 of such financial statements.

PAGE: 26 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

4	Risk management

4.1	Financial Risk Management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. The financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

The Company has not utilized derivative instruments in any of the reported periods.

(a)	Market risk

Exchange risk

Currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at lower interest rates, in U.S. dollar and Yen.

The management of the currency exposure considers several current and projected economic factors, besides the market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company does not maintain hedge or swap contracts or any derivative financial instrument to hedge against this risk.

Part of the financial debt, totaling R$ 3,116,560 as of June 30, 2021 (R$ 3,563,170 as of December 31, 2020), is indexed to the U.S. dollar and Yen. The exposure to the exchange risk is as follows:

PAGE: 27 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	June 30, 2021		December 31, 2020
	Foreign currency	R$	Foreign currency	R$

Borrowings and financing – US$	160,441	802,558	167,479	870,338
Borrowings and financing – Yen	50,980,944	2,296,692	52,969,560	2,671,255
Interest and charges from borrowings and financing – US$		3,921		5,540
Interest and charges from borrowings and financing – Yen		13,389		16,037
Total exposure		3,116,560		3,563,170
Borrowing cost – US$		(17,473)		(12,342)
Borrowing cost – Yen		(2,869)		(2,966)
Total foreign currency-denominated borrowings (Note 16)		3,096,218		3,547,862

The 12.7% decrease in the balance of the foreign currency-denominated debt from December 31, 2020 to June 30, 2021 was mainly impacted by the amortization of debt installments, contractually agreed, and the depreciation of the U.S. dollar and Yen against the Brazilian real, as follows:

	June 30, 2021	December 31, 2020	Var.
US$	R$ 5.0022	R$ 5.1967	-3.7%
Yen	R$ 0.04505	R$ 0.05043	-10.7%

From January to June 2021, the liabilities of borrowings and financing agreements decreased by R$ 302,873 (increased by R$ 2,356,350 from January to June 2020), from the currency variation of the borrowings and financing agreements. As of June 30, 2021, if the Brazilian real had depreciated or appreciated by 10 percentage points against the U.S. dollar and Yen with all other variables held constant, in addition to the impacts mentioned above, the effects on the result before taxes for the six months ended June 30, 2021, would have been R$ 311,656 (R$ 563,701 for the six months ended June 30, 2020), lower or higher, mainly as a result of exchange losses or gains on the translation of foreign currency-denominated borrowings and financing.

Scenario I below presents the effect in the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen. Considering the other variables as remaining constant, the impacts of possible depreciations of 25% and 50% in the U.S. dollar and Yen, respectively, are shown in scenarios II and III.

PAGE: 28 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The Company understands that the scenarios presented are reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen. The depreciation of the U.S. dollar and Yen against the Brazilian real came to 3.7% and 10.7%, respectively, in 2021.

	Scenario I (Probable)	Scenario II (+25%)	Scenario III (+50%)
	(*)
Net currency exposure as of June 30, 2021 in US$ - Losses	160,441	160,441	160,441

US$ rate as of June 30, 2021	5.0022	5.0022	5.0022
Exchange rate estimated according to the scenario	5.1500	6.4375	7.7250
Difference between the rates	(0.1478)	(1.4353)	(2.7228)

Effect on the net financial result R$ - gain/(loss)	(23,713)	(230,281)	(436,849)

Net currency exposure as of June 30, 2021, in ¥ - Losses	50,980,944	50,980,944	50,980,944

Yen rate as of June 30, 2021	0.04505	0.04505	0.04505
Exchange rate estimated according to the scenario	0.04599	0.05749	0.06899
Difference between the rates	(0.00094)	(0.01244)	(0.02394)

Effect on the net financial result R$ - gain/(loss)	(47,922)	(634,203)	(1,220,484)

Total effect on the net financial result in R$ - gain/(loss)	(71,635)	(864,484)	(1,657,333)

(*) For the probable scenario in U.S. dollar, the exchange rate estimated for June 30, 2022 was used, according to the BACEN Focus Report of June 30, 2021. For the Yen, the exchange estimated for June 30, 2022 was used, according to B3’s Reference Rates report of June 30, 2021.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk; however, it continually monitors market interest rates to evaluate the possible need to replace its debt.

PAGE: 29 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The table below provides borrowings and financing subject to variable interest rates:

	June 30, 2021	December 31, 2020
CDI (i)	7,471,313	7,836,988
TR (ii)	1,635,045	1,619,416
IPCA (iii)	2,161,934	2,176,547
TJLP (iv)	1,404,654	1,517,657
LIBOR (v)	802,559	870,337
Interest and charges	254,873	164,439
Total	13,730,378	14,185,384

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA – (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP – (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	LIBOR – London Interbank Offered Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of June 30, 2021, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the six months ended June 30, 2021 would have been
R$ 137,304 (R$ 111,959 for the six months ended June 30, 2020), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures to wholesale basis and retail customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of June 30, 2021 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the reporting date. See additional information in Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

PAGE: 30 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	brAAA
Banco BV	-	AA.br	brAAA
Banco BTG Pactual S/A	AA(bra)	AA+.br	brAA+

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency (R$ - domestic rating) is as follows:

	June 30, 2021	December 31, 2020
Cash and cash equivalents and financial investments
AA(bra)	1,773,447	2,662,685
AAA(bra)	909,760	891,243
Others (*)	265,581	253,619
	2,948,788	3,807,547

(*) As of June 30, 2021, this category includes R$ 255,828 (R$ 253,066 as of December 31, 2020) referring to Banco BV, checking accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditures needs.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of June 30, 2021.

PAGE: 31 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	July to December 2021	2022	2023	2024	2025	2026 onwards	Total
June 30, 2021

Liabilities
Borrowings and financing	2,369,459	2,180,341	2,188,523	2,312,456	1,796,652	10,517,405	21,364,836
Suppliers	225,901	-	-	-	-	-	225,901
Services payable	496,535	-	-	-	-	-	496,535
Public-Private Partnership - PPP	212,294	424,865	425,177	389,794	356,036	4,244,702	6,052,868
Program Contract Commitments	108,781	34,680	34,680	1,080	1,080	13,553	193,854

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive are shown in Note 16 (c).

(d)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared in accordance CPC 40, to evidence the balances of main financial assets and liabilities, calculated at a rate projected for a future period after June 30, 2021, or until the final settlement of each contract, whichever is shorter, considering a probable scenario (Scenario I), with additions of 25% (Scenario II) and 50% (Scenario III).

The purpose of the sensitivity analysis is to measure the impact of changes in the market over the financial instruments, considering constant all other variables. At the time of settlement, the amounts can be different from those presented, due to the estimates used in the measurement.

PAGE: 32 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

June 30, 2021
Indicators	Exposure	Scenario I (Probable) (i)	Scenario II 25%	Scenario III 50%

Assets
CDI	2,858,944	6.5800%(**)	8.2250%	9.8700%
Financial income		188,119	235,148	282,178

Liabilities
CDI	(7,471,313)	6.5800%(**)	8.2250%	9.8700%
Interest to be incurred		(491,612)	(614,515)	(737,419)

CDI net exposure	(4,612,369)	(303,493)	(379,367)	(455,241)

Liabilities
TR	(1,635,045)	0.0001%(**)	0.0001%	0.0002%
Expenses to be incurred		(2)	(2)	(3)

IPCA	(2,161,934)	4.1700%(*)	5.2125%	6.2550%
Expenses to be incurred		(90,153)	(112,691)	(135,229)

TJLP	(1,404,654)	5.1700%(***)	6.4625%	7.7550%
Interest to be incurred		(72,621)	(90,776)	(108,931)

LIBOR	(802,559)	0.1850%(**)	0.2313%	0.2775%
Interest to be incurred		(1,485)	(1,856)	(2,227)

Total expenses to be incurred, net		(467,754)	(584,692)	(701,631)

(*) Source: Focus-BACEN Report of June 30, 2021
(**) Source: B3 of June 30, 2021:
(***) Source: LCA Consultores of June 30, 2021

(i)	Refers to the scenario of the projected interest to be incurred for the 12 months as of June 30, 2021, or until the maturity of the agreements, whichever is shorter.

PAGE: 33 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

4.2	Capital management

The Company’s objectives when managing capital are to ensure its ability to increase investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and creditor’s equity). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	June 30, 2021	December 31, 2020

Total borrowings and financing (Note 16)	16,488,628	17,258,624
(-) Cash and cash equivalents (Note 6)	(249,932)	(396,401)
(-) Financial investments (Note 7)	(2,698,856)	(3,411,146)

Net debt	13,539,840	13,451,077
Total equity	24,037,238	22,793,704

Total (shareholders plus creditor’s equity)	37,577,078	36,244,781

Leverage ratio	36%	37%

As of June 30, 2021, the leverage ratio decreased to 36%, compared to 37% as of December 31, 2020, mainly due to the profit recorded in the first half of 2021, of R$ 1,269,910.

4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they will be adjusted by inflation and/or will bear contractual interest rates over time.

PAGE: 34 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

4.4	Financial instruments

The Company did not have financial assets classified as fair value through other comprehensive income and fair value through profit or loss. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments.

The estimated fair values of the financial instruments are as follows:

Financial Assets

	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	249,932	249,932	396,401	396,401
Financial investments	2,698,856	2,698,856	3,411,146	3,411,146
Restricted cash	27,950	27,950	35,742	35,742
Trade receivables	2,528,064	2,528,064	2,450,986	2,450,986
ANA	23,904	23,904	26,463	26,463
Other receivables	269,716	269,716	246,110	246,110

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 801,685 as of June 30, 2021
(R$ 806,645 as of December 31, 2020), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 729,762 (R$ 732,391 as of December 31, 2020), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	June 30, 2021		December 31, 2020
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	16,488,628	16,941,396	17,258,624	17,702,649
Suppliers	225,901	225,901	263,741	263,741
Services payable	496,535	496,535	453,750	453,750
Program Contract Commitment	183,012	183,012	231,480	231,480
Public-Private Partnership - PPP	3,112,293	3,112,293	3,175,273	3,175,273

The criteria adopted to obtain the fair values of borrowings and financing in preparing the interim financial information as of June 30, 2021, are consistent with those adopted in the Annual Financial Statements for the fiscal year ended December 31, 2020.

PAGE: 35 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Financial instruments referring to financial investments and borrowings and financing are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date, comparison of contractual interest rates with market rates in similar operations at the end of the reporting period, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the interim financial information requires Management to make judgments (except for those that involve assumptions) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities, and present results that may differ from the actual ones.

The Company makes estimates and assumptions concerning the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company evaluated the main accounting policies that involve judgment, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as those in which assumptions and estimates are significant for the quarterly information are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations - pension plans; (iv) deferred income tax and social contribution; (v) provisions; and (vi) unbilled revenue.

6	Cash and cash equivalents

	June 30, 2021	December 31, 2020

Cash and banks	76,930	74,033
Cash equivalents	173,002	322,368
Total	249,932	396,401

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of June 30, 2021, the average yield of financial investments corresponded to 95.94% of CDI (95.82% as of December 31, 2020).

7	Financial investments

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

PAGE: 36 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	June 30, 2021	December 31, 2020
Banco BV	255,828	253,066
Banco Itaú S/A	358,087	354,296
Banco Bradesco S/A	511,640	506,136
Banco BTG Pactual S/A	358,145	354,299
Banco do Brasil S/A	1,215,156	1,943,349
	2,698,856	3,411,146

As of June 30, 2021, the average yield of the financial investments corresponded to 99.54% of CDI (98.95% as of December 31, 2020).

8	Restricted cash

	June 30, 2021	December 31, 2020

Agreement with the São Paulo municipal government (i)	21,458	29,599
Brazilian Federal Savings Bank – escrow deposits (ii)	367	272
Other	6,125	5,871
	27,950	35,742

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, corresponding to eventual amounts unpaid by direct management bodies, foundations, and government agencies, as established in the agreement entered into with the São Paulo municipal government; and
(ii)	Refers to the savings account intended to receive escrow deposits from lawsuits with final and unappealable decisions in favor of the Company, which are blocked under the contractual clause.

PAGE: 37 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

9	Trade receivables

(a)	Statement of financial position details

	June 30, 2021	December 31, 2020
Private sector:
General (i) and special customers (ii)	1,819,277	1,663,738
Agreements (iii)	481,393	398,367

	2,300,670	2,062,105
Government entities:
Municipal	480,535	473,201
Federal	5,120	3,859
Agreements (iii)	375,349	333,740

	861,004	810,800
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	3,784	3,582
São Caetano do Sul	21,263	18,808

Total wholesale customers – Municipal governments	25,047	22,390

Unbilled supply	607,020	713,310

Subtotal	3,793,741	3,608,605
Allowance for doubtful accounts	(1,265,677)	(1,157,619)

Total	2,528,064	2,450,986

Current	2,249,036	2,204,029
Noncurrent	279,028	246,957

	2,528,064	2,450,986

(i)	General customers - residential, and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums, and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus monetary restatement and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

PAGE: 38 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(b)	The aging of trade receivables is as follows:

	June 30, 2021	December 31, 2020

Current	1,731,219	1,793,104
Past-due:
Up to 30 days	402,327	340,760
From 31 to 60 days	201,756	177,103
From 61 to 90 days	146,972	120,488
From 91 to 120 days	124,677	88,323
From 121 to 180 days	150,632	113,060
From 181 to 360 days	97,384	82,365
Over 360 days	938,774	893,402

Total past-due	2,062,522	1,815,501

Total	3,793,741	3,608,605

The increase in the past-due balance was mainly due to higher default of the private sector.

(c)	Allowance for doubtful accounts

	January to June 2021	January to June 2020

Balance at the beginning of the period	1,157,619	1,042,015
Additions	130,074	193,295
Recoveries	(22,016)	(30,519)

Balance at the end of the period	1,265,677	1,204,791

Reconciliation of estimated/historical losses at the result	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Write-offs	(94,115)	(156,500)	(66,579)	(104,347)
(Losses)/reversal with state entities – related parties	(146)	(594)	(6,812)	(7,543)
(Losses) with the private sector/government entities	(62,048)	(130,074)	(66,808)	(193,295)
Recoveries	12,208	22,016	23,022	30,519

Amount recorded as expense (Note 27)	(144,101)	(265,152)	(117,177)	(274,666)

PAGE: 39 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The Company does not have customers representing 10% or more of its total revenues.

10	Related-party balances and transactions

(a)	São Paulo State

(i)	Accounts receivable, interest on capital, revenue, and expenses with the São Paulo State Government

	June 30, 2021	December 31, 2020
Accounts receivable
Current:
Sanitation services	109,684	109,078
Estimated losses	(39,721)	(39,127)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow (payments)	16,283	22,726
- GESP Agreement – 2015	80,054	75,377

Total current	166,300	168,054

Noncurrent:
Agreement for the installment payment of sanitation services	1,960	4,303
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	633,425	634,288

Total noncurrent	635,385	638,591

Total receivables from shareholders	801,685	806,645

Assets:
Sanitation services	71,923	74,254
Reimbursement of additional retirement and pension benefits paid (G0)	729,762	732,391

Total	801,685	806,645

Liabilities:
Interest on capital payable to related parties	-	116,180

PAGE: 40 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Revenue from sanitation services	118,975	243,381	123,949	265,834
Payments from related parties	(108,113)	(220,336)	(143,946)	(293,441)

Receipt of reimbursement referring to Law 4,819/1958	(33,877)	(88,058)	(17,714)	(71,916)

(ii)	Disputed amounts

As of June 30, 2021 and December 31, 2020, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,320,356 and R$ 1,281,409, respectively, for which allowances for doubtful accounts were created.

(iii)	Actuarial liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of June 30, 2021 and December 31, 2020, the amounts corresponding to the actuarial liability totaled R$ 2,545,673 and R$ 2,549,541, respectively. For detailed information on additional retirement and pension benefits, see Note 21.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Adjustments to settle the disputes fully and completely and SABESP will continue using the reservoirs.

As of June 30, 2021, the balance of the agreement totaled R$ 7,791 and R$ 83,659 (R$ 17,255 and R$ 73,660 as of December 31, 2020), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

(c)	Agreements with reduced tariff for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which takes into consideration the reduction in water consumption.

PAGE: 41 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company has personnel assignment agreements with entities related to the State Government, whose expenses are fully charged.

From April to June and from January to June 2021, expenses with employees assigned to other state entities totaled R$ 218 and R$ 375 (R$ 579 and R$ 1,267 from April to June and from January to June 2020), respectively.

No expenses with employees from other entities assigned to the Company were recorded from April to June and from January to June 2021 (R$ 13 and R$ 13 from April to June and from January to June 2020, respectively).

(f)	Non-operating assets

As of June 30, 2021 and December 31, 2020, the Company’s had land and lent structures totaled R$ 3,613.

(g)	SABESPREV

The Company sponsors a private defined benefit pension plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized as of June 30, 2021 totaled R$ 313,104 (R$ 319,053 as of December 31, 2020), according to Note 21.

(h)	Compensation of the Management Key Personnel and Fiscal Council

From April to June and from January to June 2021, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 1,596 and R$ 3,190 (R$ 1,596 and R$ 3,179 from April to June and from January to June 2020), respectively.

Additional amounts of R$ 360 and R$ 720, referring to the executive officers’ bonus program, were recorded from April to June and from January to June 2021 (R$ 360 and R$ 720 from April to June and from January to June 2020), respectively.

(i)	Loan agreement through credit facility

The Company holds interest in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some issues, with no ability to use such power of veto in a way to affect the returns over investments. Therefore, these SPEs are considered for accounting purposes as jointly arrangements.

The Company entered into a loan agreement through a credit facility with SPE Aquapolo Ambiental S/A to finance the operations of that company until the borrowings and financing requested with financial institutions is granted.

As of June 30, 2021, the balance of principal and interest of this agreement totaled R$ 9,597 and R$ 24,315, recorded in “Other assets” under current assets and noncurrent assets, respectively (R$ 9,420 and R$ 23,866, respectively, as of December 31, 2020), at CDI + 1.2% p.a.

The loan originally matured on April 30, 2015 but was extended to October 30, 2015. On November 25, 2015, a new amendment changed the payment schedule for three annual installments, the first of which maturing on December 30, 2021, and the last on December 30, 2023.

PAGE: 42 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(j)	“Se Liga na Rede” (Connect to the Network Program)

The São Paulo State enacted the State Law 14,687/2012, creating the Pro-Connection program, intended to financially subsidize the execution of household branches necessary to connect to the sewage collecting networks in low-income households, which agreed to adhere to the program. The Law was regulated by Decree 58,280/2012 and is effective for eight years. During the Program, R$ 52,174 was reimbursed by the São Paulo State. As of June 30, 2021, there were no balances receivable from related parties.

11	Investments

The Company holds interest in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management issues, however, with no ability to use such power of veto in a way to affect the returns over the investments, indicating participating shared control (joint venture – CPC 19 (R2)).

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Profit (loss) for the period
	June 30, 2021	December 31, 2020	January to June 2021	(*)	January to June 2020

Sesamm	54,717	51,514	3,203	-	3,621
Águas de Andradina	30,446	29,576	959	(89)	(1,612)
Águas de Castilho	9,210	8,533	662	15	555
Attend Ambiental	21,683	11,409	2,891	7,383	3,050
Aquapolo Ambiental	54,241	41,903	12,338	-	8,964
Paulista Geradora de Energia	6,410	6,692	(282)	-	(225)

PAGE: 43 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	Investment		Equity result			Interest percentage
	June 30, 2021	December 31, 2020	January to June 2021	(*)	January to June 2020	June 30, 2021	December 31, 2020

Sesamm	19,699	18,546	1,153	-	1,303	36%	36%
Águas de Andradina	9,134	8,873	288	(27)	(483)	30%	30%
Águas de Castilho	2,763	2,560	199	4	168	30%	30%
Saneaqua Mairinque[1]	-	-	-	-	(216)	4.6%	4.6%
Attend Ambiental	9,757	5,134	1,301	3,322	1,372	45%	45%
Aquapolo Ambiental	26,577	20,532	6,045	-	4,392	49%	49%
Paulista Geradora de Energia	1,603	1,673	(70)	-	(56)	25%	25%
Total	69,533	57,318	8,916	3,299	6,480
Other investments	6,099	6,099
Total	75,632	63,417

(*) Refers to changes in the equity of investees, as their financial statements for the year ended December 31, 20120 were issued after the disclosure of SABESP’s financial statements.

(1) As of August 20, 2020, SABESP discontinued the equity accounting method for the investment in Saneaqua Mairinque and recorded R$ 5,734 in “Other investments”.

12	Investment Properties

	December 31, 2020	Depreciation	June 30, 2021

Investment properties	46,274	(24)	46,250

	December 31, 2019	Transfer	Depreciation	June 30, 2020

Investment properties	47,562	11	(24)	47,549

As of June 30, 2021, the market value of these properties was approximately R$ 386,000 (R$ 383,000 as of December 31, 2020).

PAGE: 44 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

13	Contract asset

Contract Asset (works in progress) is the right to consideration in exchange for goods or services transferred to customers. As established by CPC 47 – Revenue from Contracts with Customers, assets subject to the concession under construction, recorded under the scope of ICPC 01 (R1) – Concession Agreements, must be classified as Contract Asset during the construction period and transferred to Intangible Assets only after the conclusion of the works.

A contract asset is initially designated at fair value and includes borrowing costs capitalized during the period when the asset is under construction, based on the weighted average rate of borrowings in effect on the capitalization date. See Note 14 for further information on the capitalization of interest and construction margin, recorded during the construction period.

	December 31, 2020	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	June 30, 2021 (iii)

Total contract asset	7,969,164	2,225,121	1,039	(2,151,459)	8,043,865

	December 31, 2019	Additions	Transfers	Transfers of works to intangible assets	June 30, 2020

Total contract asset	7,617,714	1,708,731	35	(1,614,733)	7,711,747

(i)	The largest additions of the period are located in the municipalities of São Paulo, Praia Grande, and Guarulhos, totaling R$ 1,204 million, R$ 74 million, and R$ 65 million, respectively.
(ii)	The largest transfers of the period are located in the municipalities of São Paulo, Caieiras, and Franco da Rocha, totaling R$ 1,494 million, R$ 108 million, and R$ 71 million, respectively.
(iii)	The largest works are located in the municipalities of São Paulo, Praia Grande, and São Bernardo do Campo, totaling R$ 2,765 million, R$ 570 million, and R$ 472 million, respectively.

As of June 30, 2020, the contract asset included R$ 276,893, recorded as lease (R$ 276,893 as of December 31, 2020). Leases are part of construction costs, however, constructions are still in progress.

PAGE: 45 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

14	Intangible assets

(a)	Statement of financial position details

	June 30, 2021			December 31, 2020
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	682,685	(196,652)	486,033	671,904	(188,129)	483,775
Concession agreements – economic value	1,462,734	(762,436)	700,298	1,446,261	(711,596)	734,665
Program contracts	23,794,927	(7,223,588)	16,571,339	23,160,119	(6,799,812)	16,360,307
Program contracts – commitments	1,709,757	(365,317)	1,344,440	1,709,757	(338,834)	1,370,923
Service contracts – São Paulo	22,011,190	(6,181,913)	15,829,277	20,579,676	(5,707,072)	14,872,604
Software license of use	1,037,062	(484,974)	552,088	978,085	(437,460)	540,625
Right of use – Other assets	176,560	(70,869)	105,691	141,782	(99,106)	42,676
Total	50,874,915	(15,285,749)	35,589,166	48,687,584	(14,282,009)	34,405,575

(b)	Changes

	December 31, 2020	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2021
Intangible right arising from:
Concession agreements - equity value (*)	483,775	-	10,994	62	(136)	(8,662)	486,033
Concession agreements – economic value	734,665	-	16,807	74	(239)	(51,009)	700,298
Program contracts (*)	16,360,307	8,881	629,440	433	(1,363)	(426,359)	16,571,339
Program contracts – commitments	1,370,923	-	-	-	-	(26,483)	1,344,440
Service contracts – São Paulo	14,872,604	7,157	1,435,242	-	(2,611)	(483,115)	15,829,277
Software license of use	540,625	-	58,976	-	-	(47,513)	552,088
Right of use – Other assets	42,676	103,521	-	-	(462)	(40,044)	105,691
Total	34,405,575	119,559	2,151,459	569	(4,811)	(1,083,185)	35,589,166

(*) As of June 30, 2021, Concession agreements – equity value, and Program contracts, included leases totaling R$ 71,056 and R$ 186,894 (R$ 76,454 and R$ 193,107 as of December 31, 2020), respectively.

PAGE: 46 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	December 31, 2019	Additions	Contract renewal	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	June 30, 2020
Intangible right arising from:
Concession agreements – equity value (*)	1,494,853	-	(1,030,964)	40,719	180	(193)	(19,138)	485,457
Concession agreements – economic value	712,852	-	-	44,635	(1)	(8)	(44,223)	713,255
Program contracts (*)	13,819,700	285,589	1,030,964	1,014,385	(66,071)	(2,440)	(380,586)	15,701,541
Program contracts – commitments	1,364,875	58,323	-	-	-	-	(25,792)	1,397,406
Service contracts – São Paulo	14,390,763	6,469	-	505,577	(11,781)	(3,053)	(434,997)	14,452,978
Software license of use	471,706	-	-	9,417	78,243	-	(33,210)	526,156
Right of use – Other assets	70,698	23,347	-	-	-	-	(28,351)	65,694
Total	32,325,447	373,728	-	1,614,733	570	(5,694)	(966,297)	33,342,487

(*) As of June 30, 2020, Concession agreements – equity value, and Program contracts, included leases totaling R$ 81,860 and R$ 199,332 (R$ 87,266 and R$ 205,558 as of December 31, 2019), respectively.

As of June 30, 2020, a contract was signed for the provision of treatment services and final disposal of solid waste and collection of garbage tax in the Municipality of Diadema for 40 years. Garbage collection fees started to be charged on water and sewage bills as of January 1, 2021 and were interrupted on May 1, 2021. To reach the best operationalization format, treatment services and final disposal of solid waste are in the study phase and, based on the contractual provision, are subject to a partnership between SABESP and a private party, which will occur by means of a public call.

(c)	Obligations arising from concession agreements

As of June 30, 2021, the Company has obligations recorded in “Program contract commitments”, under current liabilities and noncurrent liabilities, totaling R$ 140,983 and R$ 42,029 (R$ 162,541 and R$ 68,939 as of December 31, 2020), respectively.

(d)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustment, and exchange variation in concession intangible assets during the construction period. From January to June 2021, it capitalized R$ 121,996 (R$ 139,994 from January to June 2020).

(e)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

PAGE: 47 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks is lower. The construction margin was 2.3% as of June 30, 2021 and 2020.

From April to June and from January to June 2021, the construction margins were R$ 22,998 and R$ 46,005 (R$ 22,924 and R$ 35,579 from April to June and from January to June 2020), respectively.

(f)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company was required to expropriate third-party properties, whose owners will be compensated either amicably or through court.

Expropriation costs are recorded as concession intangible assets after the transaction is concluded. From April to June and from January to June 2021, expropriations totaled R$ 40,618 and R$ 50,292 (R$ 14,137 and R$ 21,453 from April to June and from January to June 2021), respectively.

(g)	Public-Private Partnership - PPP

SABESP carries out operations related to the PPPs mentioned below. These operations and their respective obligations and guarantees are supported by agreements executed according to Law 11,079/2004.

The amounts recorded in intangible assets, net of amortization, are as follows:

	June 30, 2021	December 31, 2020

Alto Tietê	278,195	287,645
São Lourenço	2,980,663	3,065,445
Total	3,258,858	3,353,090

The obligations assumed by the Company are as follows:

	June 30, 2021			December 31, 2020
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	58,043	129,852	187,895	59,429	149,726	209,155
São Lourenço	88,199	2,836,199	2,924,398	70,778	2,895,340	2,966,118
Total	146,242	2,966,051	3,112,293	130,207	3,045,066	3,175,273

PAGE: 48 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(h)	Amortization of Intangible Assets

The average amortization rate totaled 4.7% as of June 30, 2021 and 2020.

(i)	Software license of use

The software license of use is capitalized based on the costs incurred to acquire software and make them ready for use. As of April 10, 2017, the Integrated Business Management System (Enterprise Resource Planning – SAP ERP) was implemented. This system includes the administrative/financial module.

The implementation of the commercial module Net@Suíte system began in August 2019 and is being carried out in different phases. As of June 30, 2021, it had already been implemented in 228 municipalities. The implementation is expected to be concluded in December 2021.

(j)	Right of use

The Company recognizes right of use assets and lease liabilities, except for those of short term and low value. For these cases, SABESP maintained the amounts of R$ 4,578, R$ 5,375, and R$ 918 from January to June 2021 (R$ 1,961, R$ 4,869, and R$ 984 from January to June 2020) under operating costs, selling expenses, and administrative expenses, respectively.

Nature	June 30, 2021	December 31, 2020

Leases - Contract asset	276,893	276,893

Leases - Concession and Program Contract
Cost	405,446	405,426
Accumulated amortization	(147,496)	(135,865)
(=) Net	257,950	269,561

Other assets (*)
Vehicles	143,056	115,208
Properties	8,527	15,508
Equipment	9,677	4,541
Other assets	15,300	6,525
Accumulated amortization	(70,869)	(99,106)
(=) Net	105,691	42,676

Right of use	640,534	589,130

(*) From January to June 2021, costs and accumulated amortization totaling R$ 68,280, referring to expired rights of use, were written off.

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 16.

PAGE: 49 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The table below shows the impact on the Company’s result:

Impact on the result
	June 30, 2021	June 30, 2020

Right of use amortization	(51,675)	(39,981)
Financial result – interest expense and inflation adjustment	(34,070)	(31,616)
Expenses of short-term leases with low value	(10,871)	(7,814)
Reduction of profit for the period	(96,616)	(79,411)

(k)	Performance Agreements

As of June 30, 2021, the accounting balances of these agreements recorded in contract asset and intangible assets were R$ 544,697 and R$ 644,839 (R$ 306,738 and R$ 265,940 as of December 31, 2020), respectively.

15	Property, plant and equipment

(a)	Statement of financial position details

	June 30, 2021				December 31, 2020
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,213	-	94,213	-	94,213	-	94,213	-
Buildings	86,196	(40,676)	45,520	2.1%	86,860	(41,513)	45,347	2.1%
Equipment	378,565	(278,629)	99,936	14.3%	372,103	(271,087)	101,016	14.8%
Transportation equipment	10,239	(7,685)	2,554	9.9%	10,319	(7,350)	2,969	9.9%
Furniture and fixtures	31,736	(14,305)	17,431	6.7%	31,232	(13,813)	17,419	6.7%
Other	8,020	(205)	7,815	4.9%	7,618	(331)	7,287	4.9%
Total	608,969	(341,500)	267,469	10.6%	602,345	(334,094)	268,251	11.2%
PAGE: 50 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(b)	Changes

	December 31, 2020	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2021
Land	94,213	-	-	-	-	94,213
Buildings	45,347	707	(20)	-	(514)	45,520
Equipment	101,016	11,172	(1,761)	(110)	(10,381)	99,936
Transportation equipment	2,969	(80)	-	-	(335)	2,554
Furniture and fixtures	17,419	635	54	(40)	(637)	17,431
Other	7,287	439	119	-	(30)	7,815
Total	268,251	12,873	(1,608)	(150)	(11,897)	267,469

	December 31, 2019	Additions	Transfers	Write-offs and disposals	Depreciation	June 30, 2020
Land	92,962	-	-	-	-	92,962
Buildings	41,705	1,157	(189)	-	(562)	42,111
Equipment	152,273	17,351	(50)	(53)	(14,310)	155,211
Transportation equipment	1,984	299	891	-	(289)	2,885
Furniture and fixtures	18,219	902	(1,365)	(10)	(603)	17,143
Other	7,250	957	97	-	(30)	8,274
Total	314,393	20,666	(616)	(63)	(15,794)	318,586

PAGE: 51 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

16	Borrowings and Financing

Borrowings and financing outstanding balance	June 30, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	45,450	135,733	181,183	45,450	158,425	203,875
14th issue debentures	41,755	-	41,755	51,873	24,205	76,078
17th issue debentures	96,518	96,187	192,705	91,850	183,335	275,185
18th issue debentures	47,194	124,460	171,654	45,918	135,105	181,023
21st issue debentures	174,789	-	174,789	175,000	174,769	349,769
22nd issue debentures	200,000	491,022	691,022	99,969	678,149	778,118
23rd issue debentures	-	864,728	864,728	-	864,678	864,678
24th issue debentures	-	434,681	434,681	-	414,994	414,994
25th issue debentures	1,446,945	-	1,446,945	1,442,610	-	1,442,610
26th issue debentures	-	1,099,106	1,099,106	-	1,047,767	1,047,767
27th issue debentures	-	997,168	997,168	-	997,000	997,000
Brazilian Federal Savings Bank	94,940	1,358,256	1,453,196	90,382	1,324,459	1,414,841
Brazilian Development Bank - BNDES PAC	13,394	13,352	26,746	13,185	20,247	33,432
Brazilian Development Bank - BNDES PAC II 9751	7,161	33,877	41,038	7,159	37,447	44,606
Brazilian Development Bank - BNDES PAC II 9752	4,851	23,044	27,895	4,851	25,470	30,321
Brazilian Development Bank - BNDES ONDA LIMPA	26,751	73,449	100,200	26,751	86,809	113,560
Brazilian Development Bank – BNDES TIETÊ III	86,823	499,116	585,939	86,823	542,519	629,342
Brazilian Development Bank - BNDES 2015	33,558	437,405	470,963	33,558	454,126	487,684
Brazilian Development Bank - BNDES 2014	6,524	26,111	32,635	5,143	23,017	28,160
Inter-American Development Bank – IDB 2202	181,349	2,434,600	2,615,949	181,349	2,524,798	2,706,147
Inter-American Development Bank – IDB INVEST	89,630	853,578	943,208	44,815	898,060	942,875
Leases (Concession Agreements, Program Contracts, and Contract Asset)	34,940	379,514	414,454	28,847	399,896	428,743
Leases (others)	61,225	58,866	120,091	36,576	9,300	45,876
Other	4,039	9,362	13,401	3,778	11,382	15,160
Interest and other charges	250,959	-	250,959	158,918	-	158,918
Total in local currency	2,948,795	10,443,615	13,392,410	2,674,805	11,035,957	13,710,762

PAGE: 52 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Borrowings and financing outstanding balance	June 30, 2021			December 31, 2020
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 46,251 thousand (US$ 51,390 thousand in December 2020)	51,413	179,946	231,359	53,412	213,649	267,061
Inter-American Development Bank - IDB 4623 – US$ 19,053 thousand (US$ 10,220 thousand in December 2020)	-	84,963	84,963	-	46,474	46,474
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8906 - US$ 79,752 thousand (US$ 82,792 thousand in December 2020)	30,412	362,195	392,607	31,594	393,949	425,543
JICA 15 – ¥ 9,795,655 thousand (¥ 10,371,870 thousand in December 2020)	51,917	389,377	441,294	58,117	464,936	523,053
JICA 18 – ¥ 8,807,360 thousand (¥ 9,325,440 thousand in December 2020)	46,679	349,921	396,600	52,253	417,846	470,099
JICA 17 – ¥ 3,361,541 thousand (¥ 3,349,203 thousand in December 2020)	10,444	140,122	150,566	11,260	156,738	167,998
JICA 19 – ¥ 29,016,288 thousand (¥ 29,923,047 thousand in December 2020)	81,699	1,223,662	1,305,361	91,456	1,415,683	1,507,139
IDB 1983AB – US$ 15,385 thousand (US$ 23,077 thousand in December 2020)	38,478	37,680	76,158	39,975	78,943	118,918
Interest and other charges	17,310	-	17,310	21,577	-	21,577
Total in foreign currency	328,352	2,767,866	3,096,218	359,644	3,188,218	3,547,862

Total borrowings and financing	3,277,147	13,211,481	16,488,628	3,034,449	14,224,175	17,258,624

Exchange rate as of June 30, 2021: US$ 5.0022; ¥ 0.04505 (as of December 31, 2020: US$ 5.1967; ¥ 0.05043).

As of June 30, 2021, the Company did not have balances of borrowings and financing raised during the year, maturing in up to 12 months.

PAGE: 53 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
14th issue debentures	Own funds	2022	TJLP + 1.92% (series 1 and 3) and 9.19% (series 2)	IPCA (series 2)
17th issue debentures	Own funds	2023	CDI + 0.75% (series 1), 4.5% (series 2), and 4.75% (series 3)	IPCA (series 2 and 3)
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
21st issue debentures	Own funds	2022	CDI + 0.60% (series 1) and CDI+ 0.90% (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1), CDI+ 0.90% (series 2), and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
25th issue debentures	Own funds	October 2021	CDI + 3.30%
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1), CDI+ 1.80% (series 2), and 2.25% (series 3)
Brazilian Federal Savings Bank	Own funds	2021/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC	Own funds	2023	TJLP + 1.82%
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2026	4.25% to 10.70%
Other	Own funds	2025	3% (FEHIDRO) TJLP + 1.5% (FINEP)

PAGE: 54 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation

Inter-American Development Bank - IDB 1212 – US$ 46,251 thousand	Government	2025	3.31% (*)	US$
Inter-American Development Bank - IDB 4623 – US$ 19,053 thousand	Government	2044	1.12% (*)	US$
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8906 - US$ 79,752 thousand	Government	2034	2.85% (*)	US$
JICA 15 – ¥ 9,795,655 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 18 – ¥ 8,807,360 thousand	Government	2029	1.8% and 2.5%	Yen
JICA 17 – ¥ 3,361,641 thousand	Government	2035	1.2% and 0.01%	Yen
JICA 19 – ¥ 29,016,288 thousand	Government	2037	1.7% and 0.01%	Yen
IDB 1983AB – US$ 15,385 thousand	-	2023	2.08% to 2.38% (*)	US$

(*) Rates comprising LIBOR + contractually defined spread.

PAGE: 55 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(i)	Payment schedule – accounting balances as of June 30, 2021

	2021	2022	2023	2024	2025	2026	2027 to 2048	TOTAL
LOCAL CURRENCY
Debentures	1,521,488	588,241	687,467	925,030	491,488	383,807	1,698,215	6,295,736
Brazilian Federal Savings Bank	46,860	97,413	91,691	90,804	96,486	102,525	927,417	1,453,196
BNDES	89,531	179,062	172,323	165,668	145,490	135,671	397,671	1,285,416
IDB 2202	90,674	181,349	181,349	181,349	181,349	181,349	1,618,530	2,615,949
IDB INVEST	44,815	89,630	89,630	89,630	89,630	89,630	450,243	943,208
Leases (Concession Agreements, Program Contracts, and Contract Asset)	34,940	35,911	38411	41,810	38,687	28,290	196,405	414,454
Leases (others)	33,385	49,504	23,424	7,630	5,068	1,080	-	120,091
Other	2,019	4,038	3,977	1,757	1,610	-	-	13,401
Interest and other charges	250,959	-	-	-	-	-	-	250,959
TOTAL IN LOCAL CURRENCY	2,114,671	1,225,148	1,288,272	1,503,678	1,049,808	922,352	5,288,481	13,392,410
FOREIGN CURRENCY
IDB	25,707	51,413	51,413	51,413	53,921	5,016	77,439	316,322
IBRD	15,206	30,412	30,412	30,412	30,412	30,412	225,341	392,607
JICA	95,370	190,739	190,739	190,739	190,739	190,739	1,244,756	2,293,821
IDB 1983AB	-	38,478	37,680	-	-	-	-	76,158
Interest and other charges	17,310	-	-	-	-	-	-	17,310
TOTAL IN FOREIGN CURRENCY	153,593	311,042	310,244	272,564	275,072	226,167	1,547,536	3,096,218
Total	2,268,264	1,536,190	1,598,516	1,776,242	1,324,880	1,148,519	6,836,017	16,488,628
PAGE: 56 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(ii)	Changes

	December 31, 2020	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	June 30, 2021

LOCAL CURRENCY
Debentures	6,756,504	-	-	(867)	95,382	-	(89,796)	(437,780)	123,693	33,361	8,136	6,488,633
Brazilian Federal Savings Bank	1,418,832	-	84,254	-	-	-	(55,955)	(45,904)	36,008	20,074	-	1,457,309
BNDES	1,370,902	-	7,136	-	-	-	(41,793)	(88,956)	7,902	33,473	128	1,288,792
IDB 2202	2,730,195	-	-	-	-	-	(40,708)	(90,674)	19,368	29,920	478	2,648,579
IDB INVEST	944,513	-	-	-	-	-	(7,758)	-	24,044	-	332	961,131
Leases (Concession Agreements, Program Contracts, and Contract Asset)	428,743	-	-	-	-	-	(40,201)	(14,290)	40,201	-	-	414,453
Leases (others)	45,876	103,521	-	-	-	-	(2,790)	(40,044)	13,529	-	-	120,092
Other	15,197	-	-	-	-	-	(352)	(1,760)	324	12	-	13,421
TOTAL IN LOCAL CURRENCY	13,710,762	103,521	91,390	(867)	95,382	-	(279,353)	(719,408)	265,069	116,840	9,074	13,392,410

FOREIGN CURRENCY
IDB 1212	270,804	-	-	-	(8,591)	-	(4,149)	(27,111)	3,325	-	-	234,278
IDB 4623	46,498	-	47,593	(3,796)	(5,393)	-	(324)	-	440	-	85	85,103
IBRD	426,860	-	-	(1,733)	(14,239)	-	(1,375)	(17,070)	675	-	105	393,223
JICA	2,684,321	-	9,335	-	(274,159)	1,870	(25,450)	(111,609)	19,797	3,001	97	2,307,203
IDB 1983AB	119,379	-	-	-	(2,361)	-	(1,617)	(40,606)	1,123	285	208	76,411
TOTAL IN FOREIGN CURRENCY	3,547,862	-	56,928	(5,529)	(304,743)	1,870	(32,915)	(196,396)	25,360	3,286	495	3,096,218
Total	17,258,624	103,521	148,318	(6,396)	(209,361)	1,870	(312,268)	(915,804)	290,429	120,126	9,569	16,488,628

PAGE: 57 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	December 31, 2019	Foreign/local currency translation	Addition (lease)	Funding	Borrowing costs	Monetary and exchange variation	Inflation adjustment / exchange variation and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Accrued interest and rates - Capitalized	Expenses with borrowing costs	June 30, 2020

LOCAL CURRENCY
Debentures	3,711,228	-	-	1,462,640	(13,551)	8,505	-	(108,961)	(516,816)	88,678	9,129	2,760	4,643,612
Brazilian Federal Savings Bank	1,429,250	-	-	33,129	-	-	-	(56,252)	(41,531)	37,297	18,921	-	1,420,814
BNDES	1,201,411	-	-	210,000	-	-	-	(40,078)	(67,740)	26,225	13,699	129	1,343,646
IDB 2202	-	2,063,069	-	-	-	-	-	-	-	10,255	5,561	80	2,078,965
Leases (Concession Agreements, Program Contracts, and Contract Asset)	459,671	-	-	-	-	-	-	(27,662)	(13,486)	26,488	-	-	445,011
Leases	74,453	-	23,346	-	-	-	-	(3,222)	(28,350)	2,465	-	-	68,692
Other	9,898	-	-	3,896	-	-	-	(305)	(750)	295	14	-	13,048
TOTAL IN LOCAL CURRENCY	6,885,911	2,063,069	23,346	1,709,665	(13,551)	8,505	-	(236,480)	(668,673)	191,703	47,324	2,969	10,013,788

FOREIGN CURRENCY
IDB	2,316,190	(2,063,069)	-	-	-	859,110	48,246	(39,415)	(93,424)	6,270	24,695	398	1,059,001
IBRD	357,880	-	-	-	(352)	125,533	1,217	(5,159)	(14,950)	5,209	752	65	470,195
Eurobonds	1,413,956	-	-	-	-	505,855	-	(62,722)	-	58,388	5,780	412	1,921,669
JICA	2,106,908	-	-	22,869	(67)	742,556	8,310	(19,188)	(87,650)	19,777	3,247	95	2,796,857
IDB 1983AB	163,864	-	-	-	(152)	65,524	-	(5,092)	(103,482)	4,333	423	433	125,851
TOTAL IN FOREIGN CURRENCY	6,358,798	(2,063,069)	-	22,869	(571)	2,298,578	57,773	(131,576)	(299,506)	93,977	34,897	1,403	6,373,573
Total	13,244,709	-	23,346	1,732,534	(14,122)	2,307,083	57,773	(368,056)	(968,179)	285,680	82,221	4,372	16,387,361

PAGE: 58 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(a)	Main events in the six months ended June 30, 2021

(i)	Debentures

In the first quarter of 2021, the Company amortized the first installment of series 3 of the 17th issue debentures, totaling R$ 91.7 million, and series 1 of the 22nd issue debentures, totaling R$ 100.0 million.

In the second quarter of 2021, it amortized series 2 of the 21st issue debentures, totaling R$ 175.0 million.

(ii)	IDB

In the first quarter of 2021, the Company raised R$ 17.8 million, referring to another installment of contract IDB 4623, and amortized R$ 90.7 million, referring to contract IDB 2202.

In the second quarter of 2021, the Company raised R$ 29.8 million, referring to another installment of contract IDB 4623.

(iii)	JICA

In the first quarter of 2021, the Company amortized R$ 102.8 million, referring to contracts JICA 15, 18, and 19.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract asset and the lease amount is recorded at the same proportion.

After startup, the lease payment period starts (240 monthly installments) and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line (Note 14 (j))

(c)	Covenants

The table below shows the most restrictive covenants as of June 30, 2021.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Total Adjusted Debt / Adjusted EBITDA	Lower than 3.65
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30
Adjusted Current Liquidity	Higher than 1.00
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

As of June 30, 2021 and December 31, 2020, the Company met the requirements set forth by its borrowings and financing agreements.

PAGE: 59 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(d)	Borrowings and financing - credit limited

Agent	June 30, 2021
(in millions of Brazilian reais (*))
Brazilian Federal Savings Bank	1,430
Brazilian Development Bank (BNDES)	701
Japan International Cooperation Agency (JICA)	68
Inter-American Development Bank (IDB)	1,405
International Bank for Reconstruction and Development (IBRD)	1,247
Other	51
TOTAL	4,902

(*) Brazilian Central Bank’s exchange rate as of June 30, 2021 (US$ 1.00 = R$ 5.0022; ¥ 1.00 = R$ 0.04505).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

PAGE: 60 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

17	Taxes and contributions

(a)	Current assets

	June 30, 2021	December 31, 2020
Recoverable taxes
Income tax and social contribution	35,824	-
Withheld income tax (IRRF) on financial investments	4,595	4,391
Other federal taxes	3,152	18,281
Total	43,571	22,672

(b)	Current liabilities

	June 30, 2021	December 31, 2020
Taxes and contributions payable
Income tax and social contribution	75,125	69,041
Cofins and Pasep	101,102	93,601
INSS (social security contribution)	38,690	37,599
IRRF (withholding income tax)	10,703	21,287
Other	32,449	45,291
Total	258,069	266,819

PAGE: 61 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

18	Deferred taxes and contributions

(a)	Statement of financial position details

	June 30, 2021	December 31, 2020
Deferred tax assets
Provisions	448,055	436,445
Pension plan obligations - G1	152,568	154,498
Donations of underlying assets on concession agreements	48,800	50,142
Allowance for doubtful accounts	173,324	155,719
Other	120,465	134,932
Total deferred tax asset	943,212	931,736

Deferred tax liabilities
Temporary difference on concession of intangible asset	(380,793)	(388,675)
Capitalization of borrowing costs	(385,843)	(390,211)
Profit on supply to government entities	(355,618)	(356,513)
Actuarial gain – G1 Plan	(48,979)	(48,979)
Construction margin	(47,461)	(48,843)
Borrowing costs	(16,268)	(19,231)
Total deferred tax liabilities	(1,234,962)	(1,252,452)

Deferred tax liability, net	(291,750)	(320,716)

PAGE: 62 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(b)	Changes

Deferred tax assets	December 31, 2020	Net change	June 30, 2021
Provisions	436,445	11,610	448,055
Pension plan obligations - G1	154,498	(1,930)	152,568
Donations of underlying assets on concession agreements	50,142	(1,342)	48,800
Allowance for doubtful accounts	155,719	17,605	173,324
Other	134,932	(14,467)	120,465
Total	931,736	11,476	943,212

Deferred tax liabilities
Temporary difference on concession of intangible asset	(388,675)	7,882	(380,793)
Capitalization of borrowing costs	(390,211)	4,368	(385,843)
Profit on supply to government entities	(356,513)	895	(355,618)
Actuarial gain – G1	(48,979)	-	(48,979)
Construction margin	(48,843)	1,382	(47,461)
Borrowing costs	(19,231)	2,963	(16,268)
Total	(1,252,452)	17,490	(1,234,962)

Deferred tax liability, net	(320,716)	28,966	(291,750)

Deferred tax assets	December 31, 2019	Net change	June 30, 2020
Provisions	366,673	(14,763)	351,910
Pension plan obligations - G1	157,998	(1,995)	156,003
Donations of underlying assets on concession agreements	51,818	(1,061)	50,757
Allowance for doubtful accounts	145,622	29,579	175,201
Other	183,147	(24,254)	158,893
Total	905,258	(12,494)	892,764

Deferred tax liabilities
Temporary difference on concession of intangible asset	(408,732)	10,260	(398,472)
Capitalization of borrowing costs	(409,236)	10,525	(398,711)
Profit on supply to government entities	(372,289)	12,226	(360,063)
Actuarial gain – G1	(54,222)	-	(54,222)
Construction margin	(83,399)	33,174	(50,225)
Borrowing costs	(11,376)	1,316	(10,060)
Total	(1,339,254)	67,501	(1,271,753)

Deferred tax liability, net	(433,996)	55,007	(378,989)

PAGE: 63 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Profit/(loss) before income taxes	1,148,031	1,898,646	517,091	(460,166)
Statutory rate	34%	34%	34%	34%

Estimated expense at the statutory rate	(390,331)	(645,540)	(175,811)	156,456
Benefit of interest on capital	13,874	13,874	48,009	48,009
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(5,651)	(11,927)	(9,669)	(19,764)
Donations	(2,308)	(3,675)	(2,156)	(5,930)
Other differences	9,437	18,532	696	1,609

Income tax and social contribution	(374,979)	(628,736)	(138,931)	180,380

Current income tax and social contribution	(374,219)	(657,702)	(107,351)	125,373
Deferred income tax and social contribution	760	28,966	(31,580)	55,007
Effective rate	33%	33%	27%	39%

(i)	Permanent difference related to the provision for the actuarial liability (Note 21 (ii)).

19	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)      Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.14 to the Annual Financial Statements as of December 31, 2020. The terms and payment amounts are defined based on the outcome of these lawsuits.

PAGE: 64 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	June 30, 2021			December 31, 2020
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	161,519	(10,439)	151,080	160,705	(10,553)	150,152
Supplier claims (ii)	362,824	(865)	361,959	410,734	(358)	410,376
Other civil claims (iii)	88,976	(2,499)	86,477	86,083	(2,505)	83,578
Tax claims (iv)	69,091	(14,746)	54,345	59,678	(2,410)	57,268
Labor claims (v)	354,070	(15,286)	338,784	316,880	(15,503)	301,377
Environmental claims (vi)	281,327	(32)	281,295	249,582	(31)	249,551
Total	1,317,807	(43,867)	1,273,940	1,283,662	(31,360)	1,252,302

Current	725,792	-	725,792	760,209	-	760,209
Noncurrent	592,015	(43,867)	548,148	523,453	(31,360)	492,093

(II)    Changes

	December 31, 2020	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2021
Customer claims (i)	160,705	22,820	13,885	(16,717)	(19,174)	161,519
Supplier claims (ii)	410,734	8,964	21,817	(39,309)	(39,382)	362,824
Other civil claims (iii)	86,083	2,208	5,750	(2,187)	(2,878)	88,976
Tax claims (iv)	59,678	6,071	4,406	-	(1,064)	69,091
Labor claims (v)	316,880	54,665	19,205	(20,470)	(16,210)	354,070
Environmental claims (vi)	249,582	19,417	21,590	-	(9,262)	281,327
Subtotal	1,283,662	114,145	86,653	(78,683)	(87,970)	1,317,807
Escrow deposits	(31,360)	(13,991)	(2,370)	3,018	836	(43,867)
Total	1,252,302	100,154	84,283	(75,665)	(87,134)	1,273,940

PAGE: 65 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	December 31, 2019	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	June 30, 2020
Customer claims (i)	253,665	6,240	9,054	(73,380)	(41,841)	153,738
Supplier claims (ii)	153,654	74,383	8,073	(35,535)	(734)	199,841
Other civil claims (iii)	93,910	7,297	5,247	(16,981)	(5,994)	83,479
Tax claims (iv)	59,143	1,496	1,139	(75)	(1,764)	59,939
Labor claims (v)	325,129	28,126	20,092	(34,736)	(19,939)	318,672
Environmental claims (vi)	192,950	17,731	10,369	-	(1,690)	219,360
Subtotal	1,078,451	135,273	53,974	(160,707)	(71,962)	1,035,029
Escrow deposits	(42,643)	(6,903)	(833)	14,539	5,587	(30,253)
Total	1,035,808	128,370	53,141	(146,168)	(66,375)	1,004,776

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	June 30, 2021	December 31, 2020
Customer claims (i)	155,798	110,508
Supplier claims (ii)	1,524,686	1,350,308
Other civil claims (iii)	774,145	758,800
Tax claims (iv)	1,349,213	1,253,636
Labor claims (v)	1,057,355	1,005,648
Environmental claims (vi)	6,468,677	5,981,837
Total	11,329,874	10,460,737

(c)	Explanation on the nature of main classes of lawsuits

(i)	Customer claims

Approximately 750 lawsuits (690 as of December 31, 2020) were filed by commercial customers, who claim that their tariffs should correspond to those of the other customer categories, and 320 lawsuits (310 as of December 31, 2020) in which customers claimed a reduction in the sewage tariff due to losses in the system, consequently requesting the refund of amounts charged by the Company, and 30 lawsuits (30 as of December 31, 2020) in which customers plead the reduction in tariff under the category “Social Welfare Entity”.

PAGE: 66 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of monetary adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management, which were accrued while others were deemed as contingent liabilities.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with provision of fines for non-compliance, and imposition of compensation for environmental damages allegedly caused by the Company.

(d)	Guarantee insurance

As of May 25, 2020, the Company renewed the insurance for policy issuance, thus contracting guarantee insurance for escrow deposit, totaling R$ 500.000, for one year. The purpose of such insurance is to settle legal claims given that instead of immediately disbursing cash, the Company uses the insurance until the conclusion of these proceedings. The guarantee insurance can be used in up to five years.

From April to June 2021, the Company used R$ 7,456 (R$ 69,771 from April to June 2020).

Until June 2021, the Company used R$ 3,893 of the contract in effect, thus remaining R$ 496,107.

PAGE: 67 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

20	Labor liabilities and pension plan obligations

	June 30, 2021	December 31, 2020
Salaries and payroll charges	34,432	53,107
Provision for vacation	231,857	207,906
Provision for Christmas bonus	49,204	-
Healthcare plan (i)	49,290	45,768
Provision for profit sharing (ii)	44,462	91,209
Consent Decree (TAC)	6,982	8,978
Knowledge Retention Program (PRC)	1,904	3,975
Total	418,131	410,943

(i)	Healthcare plan

Benefits are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the second quarter of 2021, the Company contributed 7.8%, on average, of gross payroll, totaling R$ 54,881 (9.4% in the second quarter of 2020, totaling R$ 58,670).

(ii)	Profit sharing

The profit-sharing program was implemented according to an agreement with the labor union. Payment corresponds to up to one month's salary for each employee, depending on the performance of goals reached from January to December, and should be paid in the subsequent year.

21	Pension plan obligations

The Company has Post-Employment Benefit Plans in the following modalities: Defined Benefit (BD) – G1 (i) and G0 (ii); and Defined Contribution (CD) – Sabesprev Mais (iii), and VIVEST (iv). See the reconciliation of expenses with such plans in item (v).

Defined benefit plans

Summary of pension plan obligations

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2020	(319,053)	(2,549,541)	(2,868,594)
Expenses recognized in 2021	(11,623)	(79,107)	(90,730)
Payments made in 2021	17,572	82,975	100,547
Pension plan obligations as of June 30, 2021	(313,104)	(2,545,673)	(2,858,777)

PAGE: 68 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2019	(314,677)	(3,046,255)	(3,360,932)
Expenses recognized in 2020	(12,482)	(103,131)	(115,613)
Payments made in 2020	18,721	84,726	103,447
Pension plan obligations as of June 30, 2020	(308,438)	(3,064,660)	(3,373,098)

(i)	G1 Plan

Managed by SABESPREV, the defined benefit plan (“G1 Plan”) receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(ii)	G0 Plan

According to State Law 4,819/1958, employees who started providing services before May 1974 and retired as an employee of the Company acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded as accounts receivable from shareholders, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(iii)	Sabesprev Mais Plan

Since December 31, 2019, the “Sabesprev Mais” Defined Contribution Plan, managed by SABESPREV, has not been accepting any new adhesions and, since January 1, 2020, new employees have the option to join Fundação CESP’s Defined Contribution Plan (VIVEST) Defined Contribution Plan, as well as those who did not join the Sabesprev Mais Plan.

The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

(iv)	VIVEST Plan

Defined Contribution Plan administered by VIVEST. The sponsor's contributions correspond to the result obtained by applying a percentage of 100% on the basic contribution made by the participant.

PAGE: 69 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(v)	Reconciliation of expenditures with pension plan obligations

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

G1 Plan (i)	5,812	11,623	6,241	12,482
G0 Plan (ii)	39,553	79,107	51,566	103,131
Sabesprev Mais Plan (iii)	5,604	10,890	5,475	10,894
VIVEST Plan (iv)	32	58	14	15
Subtotal	51,001	101,678	63,296	126,522
Capitalized	(1,064)	(2,058)	(1,222)	(2,562)
Reimbursement of additional retirement and pension benefits paid (G0)	(22,934)	(44,027)	(23,127)	(45,003)
Other	1,257	2,472	1,197	3,408
Pension plan obligations (Note 27)	28,260	58,065	40,144	82,365

22	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. This line also includes the amounts payable related to the transfer of 7.5% of revenue from the São Paulo municipal government to the Municipal Fund for Environmental Sanitation and Infrastructure. The balances as of June 30, 2021 and December 31, 2020, were R$ 496,535 and R$ 453,750, respectively.

23	Equity

(a)	Share capital

As of June 30, 2021 and December 31, 2020, the authorized, subscribed and paid-in capital, totaling R$ 15,000.000, was composed of 683,509,869 registered, book-entry common shares with no par value, as follows:

	June 30, 2021		December 31, 2020
	Number of shares	%	Number of shares	%
São Paulo State	343,507,729	50.3	343,507,729	50.3
Other shareholders
In Brazil (1)	237,793,046	34.8	254,868,646	37.3
Abroad (2) (3)	102,209,094	14.9	85,133,494	12.4

Total	683,509,869	100.0	683,509,869	100.0

(1)	As of June 30, 2021, the common shares traded in Brazil were held by 46,916 shareholders. It includes six shares held by Cia Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Shares traded as American Depositary Receipts (ADR) on the New York Stock Exchange, through The Bank New York Mellon, the depositary bank of the Company’s ADRs.
(3)	Each ADR corresponds to 1 share.

PAGE: 70 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

(b)	Interest on capital

The Annual Shareholders’ Meeting of April 29, 2021 approved the distribution of dividends as interest on capital totaling R$ 231,163, corresponding to a minimum mandatory dividend of R$ 40,806 as additional dividends, totaling
R$ 271,969, paid on June 28, 2021.

24	Earnings per share

Basic and diluted

The basic earnings/(loss) per share is calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the year. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Profit/(loss) attributable to the Company’s owners	773,052	1,269,910	378,160	(279,786)
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings/(loss) per share (reais per share)	1.13100	1.85793	0.55326	(0.40934)

PAGE: 71 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

25	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	April to June 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	3,881,211	1,022,904	4,904,115
Gross sales deductions	(308,196)	-	(308,196)
Net operating revenue	3,573,015	1,022,904	4,595,919
Costs, selling, general and administrative expenses	(2,700,057)	(999,906)	(3,699,963)
Income from operations before other operating expenses, net and equity accounting	872,958	22,998	895,956
Other operating income / (expenses), net			(899)
Equity accounting			4,161
Financial result, net			248,813
Income before income tax and social contribution			1,148,031
Depreciation and amortization	(553,055)		(553,055)

PAGE: 72 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	January to June 2021
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	7,818,433	2,046,209	9,864,642
Gross sales deductions	(591,306)	-	(591,306)
Net operating revenue	7,227,127	2,046,209	9,273,336
Costs, selling, general and administrative expenses	(5,290,922)	(2,000,204)	(7,291,126)
Income from operations before other operating expenses, net and equity accounting	1,936,205	46,005	1,982,210
Other operating income / (expenses), net			9,778
Equity accounting			12,215
Financial result, net			(105,557)
Income before income tax and social contribution			1,898,646
Depreciation and amortization	(1,095,106)	-	(1,095,106)

PAGE: 73 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	April to June 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	3,662,613	1,019,600	4,682,213
Gross sales deductions	(249,667)	-	(249,667)
Net operating revenue	3,412,946	1,019,600	4,432,546
Costs, selling, general and administrative expenses	(2,355,900)	(996,676)	(3,352,576)
Income from operations before other operating expenses, net and equity accounting	1,057,046	22,924	1,079,970
Other operating income / (expenses), net			109,684
Equity accounting			2,905
Financial result, net			(675,468)
Income before income tax and social contribution			517,091
Depreciation and amortization	(498,546)	-	(498,546)

PAGE: 74 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	January to June 2020
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	7,466,490	1,541,020	9,007,510
Gross sales deductions	(532,614)	-	(532,614)
Net operating revenue	6,933,876	1,541,020	8,474,896
Costs, selling, general and administrative expenses	(4,892,785)	(1,505,441)	(6,398,226)
Income from operations before other operating expenses, net and equity accounting	2,041,091	35,579	2,076,670
Other operating income / (expenses), net			112,437
Equity accounting			6,480
Financial result, net			(2,655,753)
Income before income tax and social contribution			(460,166)
Depreciation and amortization	(982,115)	-	(982,115)

(i)	See Note 31 for information on non-cash effect items and Notes 13 and 14 for information on long-lived assets.

(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized in accordance with ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are satisfied over time. See Note 14 (e) for further information.
PAGE: 75 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

26	Operating revenue

(a)	Revenue from sanitation services:

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Metropolitan Region of São Paulo	2,787,854	5,569,632	2,630,554	5,300,720
Regional Systems	1,093,357	2,248,801	1,032,058	2,165,770
Total	3,881,211	7,818,433	3,662,612	7,466,490

(b)	Reconciliation between gross operating revenue and net operating revenue:

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Revenue from sanitation services (i)	3,881,211	7,818,433	3,662,612	7,466,490
Construction revenue	1,022,904	2,046,209	1,019,600	1,541,020
Sales tax	(289,903)	(554,788)	(232,769)	(498,820)
Regulation, Control and Oversight Fee (TRCF)	(18,293)	(36,518)	(16,897)	(33,794)
Net revenue	4,595,919	9,273,336	4,432,546	8,474,896

(i)	Includes R$ 19,568 and R$ 38,857 referring to the TRCF charged in the municipalities regulated by ARSESP from April to June and from January to June 2021 (R$ 17,168 and R$ 35,906 from April to June and from January to June 2020), respectively.

PAGE: 76 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

27	Operating costs and expenses

	April to June 2021	January to June 2021	April to June 2020	January to June 2020
Operating costs
Salaries, payroll charges and benefits	(518,265)	(991,360)	(488,232)	(991,909)
Pension plan obligations	(9,082)	(17,932)	(8,979)	(18,681)
Construction costs (Note 25)	(999,906)	(2,000,204)	(996,676)	(1,505,441)
General supplies	(70,782)	(131,712)	(48,814)	(105,463)
Treatment supplies	(82,332)	(181,257)	(81,198)	(174,962)
Outsourced services	(341,052)	(708,647)	(306,044)	(615,008)
Electricity	(340,012)	(697,987)	(277,707)	(603,545)
General expenses	(191,077)	(371,554)	(148,979)	(314,775)
Depreciation and amortization	(510,919)	(1,010,817)	(462,271)	(911,128)
	(3,063,427)	(6,111,470)	(2,818,900)	(5,240,912)

Selling expenses
Salaries, payroll charges and benefits	(67,812)	(129,074)	(70,081)	(138,075)
Pension plan obligations	(1,184)	(2,361)	(1,209)	(2,523)
General supplies	(1,888)	(3,418)	(982)	(2,397)
Outsourced services	(80,588)	(167,523)	(78,446)	(140,506)
Electricity	329	676	(273)	(636)
General expenses	(31,279)	(58,325)	(26,069)	(60,455)
Depreciation and amortization	(16,581)	(33,078)	(14,463)	(28,901)
	(199,661)	(394,455)	(191,523)	(373,493)

Allowance for doubtful accounts (Note 9 (c))	(144,101)	(265,152)	(117,177)	(274,666)

Administrative expenses
Salaries, payroll charges and benefits	(63,941)	(121,312)	(59,865)	(123,784)
Pension plan obligations	(17,994)	(37,772)	(29,956)	(61,161)
General supplies	(5,356)	(11,165)	(7,721)	(15,345)
Outsourced services	(58,541)	(107,923)	(57,529)	(110,626)
Electricity	311	901	(482)	(815)
General expenses	(103,414)	(154,750)	(29,416)	(121,647)
Depreciation and amortization	(25,555)	(51,211)	(21,812)	(42,086)
Tax expenses	(17,662)	(35,015)	(18,195)	(33,691)
	(292,774)	(520,049)	(224,976)	(509,155)
PAGE: 77 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

	April to June 2021	January to June 2021	April to June 2020	January to June 2020
Operating costs and expenses
Salaries, payroll charges and benefits	(650,018)	(1,241,746)	(618,178)	(1,253,768)
Pension plan obligations (Note 21) (v))	(28,260)	(58,065)	(40,144)	(82,365)
Construction costs (Note 25)	(999,906)	(2,000,204)	(996,676)	(1,505,441)
General supplies	(78,026)	(146,295)	(57,517)	(123,205)
Treatment supplies	(82,332)	(181,257)	(81,198)	(174,962)
Outsourced services	(480,181)	(984,093)	(442,019)	(866,140)
Electricity	(340,652)	(699,564)	(278,462)	(604,996)
General expenses	(325,770)	(584,629)	(204,464)	(496,877)
Depreciation and amortization	(553,055)	(1,095,106)	(498,546)	(982,115)
Tax expenses	(17,662)	(35,015)	(18,195)	(33,691)
Allowance for doubtful accounts (Note 9 (c))	(144,101)	(265,152)	(117,177)	(274,666)
	(3,699,963)	(7,291,126)	(3,352,576)	(6,398,226)

PAGE: 78 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

28	Financial income (expenses)

	April to June 2021	January to June 2021	April to June 2020	January to June 2020
Financial expenses
Interest and charges on borrowings and financing – local currency	(106,659)	(211,339)	(89,259)	(162,840)
Interest and charges on borrowings and financing – foreign currency	(10,354)	(22,816)	(35,241)	(84,339)
Other financial expenses	(78,902)	(153,544)	(85,319)	(164,270)
Income tax over international remittance	-	-	(4,546)	(9,739)
Inflation adjustment on borrowings and financing	(42,985)	(95,382)	10,102	(8,505)
Other monetary variations	(40,672)	(82,786)	(33,587)	(65,801)
Interest and inflation adjustments on provisions	(7,482)	(49,436)	(5,148)	(31,409)
Total financial expenses	(287,054)	(615,303)	(242,998)	(526,903)

Financial income
Inflation adjustment gains	37,470	88,653	23,372	59,520
Income on financial investments	29,636	47,858	22,847	44,949
Interest income	31,903	78,882	26,543	72,099
Cofins and Pasep	(4,604)	(10,018)	(3,599)	(8,476)
Other	-	41	1	4
Total financial income	94,405	205,416	69,164	168,096

Financial income (expenses), net of exchange variation	(192,649)	(409,887)	(173,834)	(358,807)

Exchange variation
Exchange variation on borrowings and financing	442,316	304,743	(502,039)	(2,298,578)
Exchange variation on assets	854	407	404	1,628
Other exchange variations	-	6	1	4
Exchange variations, net	441,462	304,330	(501,634)	(2,296,946)

Financial income (expenses), net	248,813	(105,557)	(675,468)	(2,655,753)

PAGE: 79 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

29	Other operating income (expenses), net

	April to June 2021	January to June 2021	April to June 2020	January to June 2020

Other operating income, net	11,954	19,750	30,616	40,655
Other operating expenses	(12,853)	(9,972)	79,068	71,782

Other operating income (expenses), net	(899)	9,778	109,684	112,437

Other operating income includes the sale of property, plant and equipment, sale of contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Cofins and Pasep.

Other operating expenses consist mainly of derecognition of concessions assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

30	Commitments

The Company has agreements to manage and maintain its activities, as well as agreements to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of June 30, 2021 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,353,475	707,701	143,146	727,121	2,931,443
Contractual obligations - Investments	2,015,527	1,724,507	1,524,584	359,974	5,624,592
Total	3,369,002	2,432,208	1,667,730	1,087,095	8,556,035

PAGE: 80 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

31	Supplemental cash flow information

	January to June 2021	January to June 2020

Total additions to contract assets (Note 13)	2,225,121	1,708,731
Total additions to intangible assets (Note 14 (b))	119,559	373,728

Items not affecting cash (see breakdown below)	(871,955)	(827,073)

Total additions to intangible and contract assets according to the statement of cash flows	1,472,725	1,255,386

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 14 (d))	121,996	139,994
Contractors payable	204,404	196,867
Program contract commitments	-	58,323
Performance agreements	396,029	92,190
Right of use	103,521	23,346
Construction margin (Notes 14 (e) and 25)	46,005	35,579
Agreement with the Municipality of Mauá	-	280,774
Total	871,955	827,073

32                 Events after the reporting period

•	28th Issue Debentures

As of July 16, 2021, the Company raised R$ 1.2 billion referring to the 28th issue of simple and unsecured debentures, not convertible into shares, in up to three series, according to CVM Instruction 476. The funds raised will be used to refinance commitments maturing in 2021 and to recompose the Company’s cash.

The 28th issue debentures was as follows:

	Value	Maturity	Remuneration
Series 1	R$ 127,800	07/2024	CDI + 1.20% p.a.
Series 2	R$ 888,200	07/2026	CDI + 1.44% p.a.
Series 3	R$ 184,000	07/2028	CDI + 1.60% p.a.

•	The agreed covenants are as follows:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/paid financial expenses equal to or higher than 1.5;

- Disposal of operating assets, termination of licenses, loss of concession or loss of the Issuer’s capacity to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Issuer’s net sales and/or service revenue of more than twenty-five percent (25%). The above limit will be calculated every quarter, taking into consideration the Issuer’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Issuer.

PAGE: 81 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Notes to the Quarterly Information

The failure to comply with the covenants for at least two consecutive quarters, or two non-consecutive quarters within twelve months, will cause the early termination of the agreement (in which case the 30-day cure period does not apply).

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 166 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the obligations arising from the Debentures.

PAGE: 82 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Comments on the Company’s Projections

Comments on the Company’s Projections

The projections presented in the Reference Form are annual and not quarterly. Therefore, the quarterly comparison between information disclosed in the Reference Form with quarterly results shall not apply.

The projections monitoring occurs every year and are disclosed in the Reference Form.

PAGE: 83 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

1.        CHANGES IN INTEREST HELD BY THE CONTROLLING SHAREHOLDER, BOARD MEMBERS AND EXECUTIVE OFFICERS

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of June 30, 2021
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department(1)	343,507,729	50.3%	343,507,729	50.3%
Companhia Paulista de Parcerias - CPP	6	0.0%	6	0.0%
Management
Board of Directors	0	0.0%	0	0.0%
Executive Board	200	0.0%	200	0.0%

Fiscal Council	0	0.0%	0	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,507,935	50.3%	343,507,935	50.3%

Outstanding Shares	340,001,934	49.7%	340,001,934	49.7%
PAGE: 84 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Other Information Deemed as Relevant by the Company

CONSOLIDATED SHAREHOLDING POSITION OF CONTROLLING SHAREHOLDERS, MANAGEMENT AND OUTSTANDING SHARES Position as of June 30, 2020
Shareholder	Number of Common Shares (units)%		Total Number of Shares (units)%
Controlling Shareholder
Treasury Department	343,507,750	50.3%	343,507,750	50.3%
Companhia Paulista de Parcerias - CPP	6	0.0%	6	0.0%
Management
Board of Directors	3,000	0.0%	3,000	0.0%
Executive Board	-	-	-	-

Fiscal Council	0	0.0%	0	0.0%

Treasury Shares	-	-	-	-

Other Shareholders

Total	343,510,756	50.3%	343,510,756	50.3%

Outstanding Shares	339,999,113	49.7%	339,999,113	49.7%

2.       SHAREHOLDING POSITION

SHAREHOLDING POSITION OF HOLDERS OF MORE THAN 5% OF EACH TYPE AND CLASS OF COMPANY SHARES, UP TO THE INDIVIDUAL LEVEL
Company: CIA SANEAMENTO BÁSICO ESTADO SÃO PAULO			Position as of June 30, 2021 (number of shares)
	Common shares		Total
Shareholder	Number of shares	%	Number of shares	%
Treasury Department	343,507,729	50.3%	343,507,729	50.3%
PAGE: 85 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Unqualified Reports on Special Review

Report on Review of Interim Financial Information

To the Shareholders, Directors and Management of

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

São Paulo – SP

Introduction

We have reviewed the accompanying interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Interim Financial Information Form (ITR) for the quarter ended June 30, 2021, which comprises the Statement of financial position as of June 30, 2021 and the related income statement and statement of comprehensive income for the three and six months then ended and the statements of changes in equity and cash flows for the six months then ended, including a summary of significant accounting policies and other explanatory notes.

Management is responsible for the preparation of the interim financial information in accordance with Technical Pronouncement NBC TG - 21- Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of Review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information included in the Interim Financial Information Form (ITR) referred to above is not prepared, in all material respects, in accordance with NBC TG – 21 and IAS 34 applicable to the preparation of interim financial information and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM).

Other matters

Review of corresponding values related to comparative period

The review of the interim financial information for the quarter ended June 30, 2020 was performed by another independent auditor, who issued the review report without mofidication over the aforementioned interim financial information on August 13, 2020.

Statement of value added

The quarterly information referred to above includes stetements of value added for the period of six months ended June 30, 2021, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in the order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the interim financial information taken as a whole.

São Paulo, August 12, 2021

Nelson Fernandes Barreto Filho

CT CRC 1SP-151.079/O-0

Grant Thornton Auditores Independentes

CRC 2SP-025.583/O-1

PAGE: 86 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item VI of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed and agreed with the quarterly information for the period ended June 30, 2021.

São Paulo, August 12, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

CFO and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

PAGE: 87 of 88

ITR - Quarterly Information Form - 6/30/2021 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 1

Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 25, item V of CVM Instruction 480, of December 7, 2009:

They reviewed, discussed and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended June 30, 2021.

São Paulo, August 12, 2021.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Benedito Pinto Ferreira Braga Junior

CEO

Osvaldo Garcia

CFO and Investor Relations Officer

Adriano Candido Stringhini

Corporate Management Officer

Alceu Segamarchi Junior

Technology, Project and Environment Officer

Ricardo Daruiz Borsari

Metropolitan Officer

Monica Ferreira do Amaral Porto

Regional Systems Officer

PAGE: 88 of 88

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 27, 2021

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Osvaldo Garcia
Name: Osvaldo Garcia Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.